06013522

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Modelo S A De CV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 18 2006
THOMSON
FINANCIAL

FILE NO. 82- 34766 FISCAL YEAR 12-31-05

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82-34766

12-31-05
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RECEIVED
2006 MAY 17 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



TRADITION

CONTINUITY

EVOLUTION

GRUPO MODELO S.A. DE C.V.
-MEXICO-

2005 Annual Report





Our Mission.
Produce, distribute and sell quality beer:

• With excellent service • At a competitive price • Optimizing resources • Surpassing customer expectations • With the collaboration of employees, suppliers and distributors, contributing to their economic, cultural and social development • Improving the profitability of the business • Protecting the natural resources and, • Cooperating with the progress of the community and the country.



Content

Corporate Structure


Service 6 COMPANIES
Cans and Crowns 3 COMPANIES
Machinery Manufacturer 1 COMPANY
Malting Facilities 3 COMPANIES
Logistics 5 COMPANIES
International 8 COMPANIES
Commercial 4 COMPANIES
Breweries 7 COMPANIES
Associates 4 COMPANIES
Agencies and Distributors
31 COMPANIES
DIBLO. S.A. DE C.V.
GRUPO MODELO S.A. DE C.V. -MEXICO-

GRUPO MODELO, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.8% of the total (domestic and export) market share, as of December 31st, 2005. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes 11 brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo among others. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.



Corona
Extra
Montejo
LEON
Light
CERVEZA
Modelo
especial
Tropical



Grupo Modelo has evolved from its origins as a local brewer in a fragmented market into a leading Mexican producer of globally recognized beer brands.

Along the way, we have built state-of-the-art production facilities, established an extensive distribution network and implemented sophisticated merchandizing techniques. Today, while we continue to modernize and expand our operations, we guarantee that some things will never change: our values, founded on our commitment to quality products and customer service.

Dear Shareholders: In 2005 we marked the 80th anniversary of Grupo Modelo, giving us an opportunity to reflect on our transition from a local brewer in a fragmented market, to our consolidation as the leading brewer in Mexico whose brands are recognized and enjoyed all over the world. We have a proud tradition of quality and service, guided by our mission, vision, and values that have enabled us to evolve and become a global, profitable, growing and dynamic business.

2005

Tradition Continuity Evolution

Financial Highlights

Grupo Modelo, S.A. de C.V. and Subsidiaries
Figures in millions of constant Mexican pesos as of December 31, 2005
except sales of beer, per share data and employees.

Year ended December	2005	2004	CHANGE
Sales of Beer - million hectoliters -			
Domestic Market	31.80	30.59	4.0%
Export Market	13.74	12.23	12.3%
Total Market	45.54	42.82	6.4%
Net Sales	49,551	46,307	7.0%
Gross Profit	26,776	26,082	2.7%
Operating Income	13,773	13,588	1.4%
Net Majority Income	7,291	6,389	14.1%
Total Assets	80,281	75,914	5.8%
Total Liabilities	12,169	13,075	-6.9%
Majority Stockholders' Equity	52,365	48,283	8.5%
Funds Provided by Operating Activities	10,292	10,486	-1.9%
EBITDA	15,817	15,418	2.6%
Capital Expenditures	4,027	4,444	-9.4%
Return on Equity	13.9%	13.2%	
Outstanding Shares at year end (millions)	3,252	3,252	0.0%
Earnings per Share	2.24	1.96	14.1%
Dividend per Common Share	1.07	0.91	17.8%
Closing Stock Price	38.50	30.66	25.6%
Number of Employees and Workers	40,617	44,591	-8.9%

Net Sales

Millions of constant Mexican pesos as of December 31, 2005


$39,322
$41,837
$43,972
$46,307
22.6%
24.3%
26.7%
28.4%
28.1%
Export
77.4%
75.7%
73.3%
71.6%
71.9%
Domestic
2001
2002
2003
2004
2005

There have been fundamental changes in the global beer industry: regional brewers are being acquired and absorbed by larger brewers, leading to broad consolidation in the industry that as a result has altered the competitive landscape in many ways, from procurement and production to distribution and sales. At Modelo, we are passionate about our core business and remain focused on building sustained organic growth. Every bottle of Modelo beer sold around the world – more than 30 million daily in over 150 countries – is produced in Mexico, giving us a distinct characteristic. Competition has motivated our continuous improvement through eight decades, and the current environment motivates us even further to make ongoing investments in Mexico and abroad in order to strengthen our company's position and expand the presence of our products.

The Modelo Evolution

Shifts in the business environment provide an opportunity to develop and strengthen our strategies. As with any dynamic and growing enterprise, change is a vital sign of progress. At Grupo Modelo, we believe that evolution allows us to leverage the company's key competitive advantages and to develop many more, fulfilling our commitment to efficiency, service and profitability.

How are we evolving? By investing in programs to increase the productivity in our supply chain, production and distribution processes. In addition, we are focused on the brand segmentation strategy and market execution. However, there are some ways in which Modelo will never change: our values, founded principally upon our commitment to quality products and client service.

Highlights from the Year

The increase in volume and sales is the result of better market knowledge and a stronger distribution network, as well as execution at the point of sale.

In the domestic market, sales volume rose 4.0% despite adverse weather conditions at year end in the country's southeast region. At the same time, export sales rose 12.3% and for the first time, comprised more than 30.0% of our total sales volume. Export sales reached a historical high of $1,254 million dollars, a 14.6% increase over the prior year. However, due to the exchange rate impact, export sales grew only 5.9% in peso terms. Net sales rose 7.0% to $49,551 million pesos.

2005 was also a year of constant challenges, thus we implemented a number of initiatives that allowed us to continue building our business in the markets where we operate.

The cost of sales increased 12.6% primarily due to the greater percentage of non-returnable presentations in the sales mix and higher energy prices that drove up the price of bottles. Operating expenses grew at a lower rate than net sales, resulting in a 1.4% increase in operating income and a 27.8% margin.

From an operational perspective, there were some important developments in the year. We completed construction of a new malting facility in Idaho Falls, Idaho in the United States, helping guarantee an important part of the supply of a key component of the production chain, malted barley. As we do every year, we upgraded machinery and equipment in our breweries and worked on process improvements. We also continued to strengthen our domestic distribution network, generating administrative savings and lower distribution expenses through better management of inventories and distribution routes, and fleet optimization. As part of the transformation process, we invested in market analytics tools that allow for greater impact and precision in how we service points of sale.

In Mexico, as part of our brand segmentation strategy and innovation process, we launched the new Tropical brand, which fulfilled its planned objectives. In addition, we expanded the distribution of certain regional brands to other territories and introduced new packaging and presentations, allowing us to offer more options within the distribution channels and different market segments.

Grupo Modelo's portfolio of imported products includes the Anheuser-Busch brands; Budweiser, Bud Light and O'Douls grew 35.1%, achieving market leadership in the import segment.

In April, we held our Eighth Worldwide Importers Summit entitled "Building for the Future." Business managers from all over the world who import Grupo Modelo's various brands of beer into their countries had the opportunity to exchange experiences, review strategies and draw up new working plans together, in order to maintain the growth in sales that Modelo beers have registered internationally in recent years.

The export market performed very well in the year. Our flagship Corona brand, the leading import in many of our markets, maintained its super premium position in the mind of consumers. In the United States, the performance of Modelo Especial stands out, having jumped two positions on the import list to reach fourth place. The five brands in our export portfolio to the U.S. are among the top 20 in the import segment, with an approximate 40% share of that market. In addition, Impact Magazine named three Grupo Modelo brands, Corona Extra, Modelo Especial and Negra Modelo, among their six "Hot Brands 2005" based on the results of import brands in the U.S.

Outlook

The future is being built on yesterday's actions and tomorrow's strategies. Given the acceptance of Grupo Modelo's products and our knowledge of the industry, we are preparing for demand by making capital investments. Installed capacity at Compañía

Cervecera del Trópico, located in Tuxtepec, Oaxaca, will double. By year-end 2006, Modelo's total capacity will be 60 million hectoliters, a 15% increase over today's figure. Our capital expenditures are funded entirely by internally generated cash flow. We are continuing to invest in personnel development and training, production, distribution, marketing, sales and information systems in order to continue guaranteeing the quality of our products and services.

To help mitigate the adverse impact of external factors, we will continue to support our operation with procurement programs as well as strategic relationships in Mexico and abroad. Given our positive results in controlling and reducing operating expenses, we will continue working to execute efficiency measures across the organization.

This year, we obtained favorable results in our operations by focusing our efforts on aligning the processes, people, technology, in fact the entire company towards one goal: strengthening our performance.

Our social commitment is reflected in our operations, as well as in training and development programs for our employees. In terms of our environmental responsibility, all our facilities employ the best environmental practices. We also support programs in conservation, education, health, culture and social services. It is a pleasure to share with you that for the second consecutive year, in 2005 we were recognized as a *Socially Responsible Company* by the Mexican Center for Philanthropy and the Alliance for Corporate Social Responsibility.

In closing, I would like to extend my acknowledgment and appreciation to



Don Antonino Fernández for his more than 30 years of leadership and vision as Chairman of the Board. He will continue to be a mentor and friend in his new role as Honorary Life Chairman, where his wisdom and expertise will always be valued.

The quality of our people reflects the quality of the company, and our employees deserve special recognition for their work and dedication in this transformation process. I thank our board members, partners and shareholders for your confidence and the great commitment you all share to the evolution of Grupo Modelo.

Yours sincerely,

Carlos Fernández
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

MEXICO CITY, APRIL 2006.


La
de Méx
VEGRA M

world-class products and processes

Inside every beer bottle and can sold by Grupo Modelo is a guarantee of excellence, backed by quality raw materials and sophisticated equipment and processes that allow the company to control hundreds of variables so that each batch of beer will have the same taste year after year.

FOCUS ON QUALITY IS A GRUPO MODELO **TRADITION.** THE USE OF INGREDIENTS THAT COMPLY WITH SPECIFIC STANDARDS, AND STRICT CONTROL MEASURES THROUGHOUT THE PRODUCTION PROCESS, CREATE THE PRODUCTS CUSTOMERS ENJOY.

Grupo Modelo guarantees the consistent quality of each of the eleven brands in its portfolio. To do so, it relies on its competitive management model (*Modelo Extremo de Dirección Competitiva*) which is based on a continuous improvement business philosophy. This system includes procurement programs for key raw materials and strict process controls.

The company's seven breweries are ISO 9001 certified, the international norm for measuring compliance with quality management systems. In addition, to fulfill the company's environmental commitment, these facilities are ISO 14001 certified and operate under the "Clean Industry" guidelines of Mexico's Secretariat of the Environment and Natural Resources (SEMARNAT).

THE COMPANY **CONTINUES** TO EXPAND PRODUCTION CAPACITY, FOCUS ON EFFICIENCY AND LAUNCH NEW PRODUCTS AND PRESENTATIONS.

The company continues to expand production capacity, focus on efficiency and launch new products and presentations.


Cerveza

By year-end, malt production capacity had increased with the conclusion of construction at the malting facility in Idaho Falls, Idaho, in the U.S., with 100,000 tons of annual production capacity. This investment helps guarantee the quality, price and an important part of the availability of a key component of the production chain.

At the same time, Grupo Modelo continues to invest in greater capacity and efficiency at its facilities in order to meet growing domestic and international demand. Therefore, more than $2,200 million pesos were invested in 2005 in production expansion and modernization projects. By year-end 2006, production capacity will double at the Compañía Cervecera del Trópico, making it the company's second largest brewery after Compañía Cervecera de Zacatecas, which has 20 million hectoliters of annual production capacity.

The product portfolio continues to expand. The brand Tropical was launched domestically, new presentations were introduced, and regional brands were extended into new territories. This required extensive planning and preparation on the production side, and flexibility at the breweries to produce different brands and presentations. In addition, new packaging and presentations were also launched for the export market in order to offer more options and increase the penetration of Modelo's products.

A total of 45.5 million hectoliters were sold in 2005, an increase of 6.4% driven by solid demand in both the domestic and export markets.

PRODUCTION PROCESSES ARE EVOLVING INTO A UNIFIED SYSTEM THAT OPTIMIZES THE SUPPLY CHAIN AND ALIGNS EVERY ASPECT OF THE OPERATION.

Under the auspices of the *Modelo Extremo de Dirección Competitiva* program, the company has taken a holistic approach to ensure that all parts of the operation are aligned to effectively compete in the current

World's Top 10 Beer Brands

Millions of barrels - shipments | Source: Impact Databank

Brands	2004	Change	Mkt. Share
1 Bud Light	38.9	2.1%	3.1%
2 Budweiser	36.0	-3.0%	2.9%
3 Skol	26.5	0.8%	2.1%
4 Corona	23.5	2.1%	1.9%
5 Heineken	19.4	3.2%	1.5%
6 Brahma Chopp	17.6	11.7%	1.4%
7 Miller Lite	17.6	11.0%	1.4%
8 Coors Light	16.3	-2.1%	1.3%
9 Asahi Super Dry	16.1	0.7%	1.3%
10 Tsingtao	11.5	12.5%	0.9%
Total Top 10	223.4	2.6%	17.8%

global environment. This program pursues continuous improvement in meeting the needs and requirements of clients, employees, suppliers and the community.

In addition, the company can respond rapidly to market conditions by eliminating some inefficiencies that may exist in the system.

In 2005 new technological tools were implemented to improve and evolve demand planning, production and distribution processes in order to synchronize the supply chain with timely information. As such, there was a marked level of enhancement in service in the distribution channels, which optimized inventory levels, improved asset utilization and reduced expenses.



Total
38.58
39.98
41.92
42.82
45.54
Sales of Beer
(Million Hectoliters)
2001
2002
2003
2004
2005



Malting Facility Idaho Falls

consumer **recognition** of Modelo's brands

Brand equity is the company's most valuable intangible asset. Consumer recognition of Modelo's brands would not be possible without the company's innovative marketing and advertising strategy, not only in Mexico but worldwide. It is vital to understand consumers and forge a personal connection with their needs and aspirations.

SINCE ITS FOUNDING 80 YEARS AGO, GRUPO MODELO HAS BUILT A UNIQUE BRAND POSITION AND IDENTITY. THE **TRADITION** OF EXCELLENCE IS A COMPETITIVE ADVANTAGE THAT GRUPO MODELO LEVERAGES AS IT GROWS.

From the introduction of the company's first beer, to the portfolio of 11 brands today, quality, marketing and brand positioning have been a key component of success. The company's first business plan included budgeting for newspaper ads, movie theaters clips, large-scale publicity events and billboards. Modelo also pioneered the practice of broadcasting and sponsoring live sporting events in Mexico, thereby creating a meaningful connection between its brands and consumers' leisure-time pursuits.

Grupo Modelo's products transcend borders. The first export market was the U.S., where there was a natural advantage with travelers who associated their vacation memories with Modelo's beers. From the beginning, Grupo Modelo positioned Corona as the high quality brand that it is. Today, Corona is the number one import in the U.S., a position it has held for nine consecutive years.

The indelible image of the clear bottle, long neck and ceramic label of Corona have created a legend. Each of Grupo Modelo's


LEON
BARRILITO
Corona
CERVEZA CLARA
MODELORAMA
Corona Extra



Export Volumes
Million Hectoliters
Growth
11.3%
6.3%
3.5%
12.3%
9.99
11.12
11.82
12.23
13.74
2001
2002
2003
2004
2005

Total Imported Beers in the U.S.

(Thousands of cases) | E: Estimate | Source: Impact Databank, Procermex

Brand	2004	2005 (E)	Change
1 Corona Extra	96,315	107,011	11.1%
2 Heineken	63,425	68,499	8.0%
3 Tecate	14,570	15,590	7.0%
4 Modelo Especial	10,950	14,636	33.7%
5 Labatt Blue	14,210	13,286	-6.5%
6 Guinness	11,380	12,193	7.1%
7 Amstel Light	10,275	10,430	1.5%
8 Corona Light	8,705	9,608	10.4%
9 Beck's	7,600	8,759	15.2%
10 New Castle Brown	5,515	6,784	23.0%
Total Top 10	242,945	266,796	9.8%

brands has a strategic positioning plan that has been strengthened by their respective advertising campaigns and slogans.

New merchandizing techniques are **continuously** being developed in Mexico, along with the successful penetration of the portfolio into the export market through brand management.

In Mexico, the connection to consumers is created not only on television, radio and ad pages, but on store shelves and on-premise establishments as well. As such, the *Impacto Modelo* program develops and implements point-of-sale merchandizing techniques. Internationally, Grupo Modelo's commercial partners adapt these efforts to local market norms using Modelo-approved marketing materials and advertising campaigns.

Standardized brand messaging and consistent execution have built the international profile of the company's portfolio of export products. The Eigth Worldwide Importers Summit was held this year, and in conjunction with colleagues from all departments of Grupo Modelo, concrete working plans were draw up to attain sustainable growth in Modelo's brands, as well as to maintain and strengthen international market leadership.

The United States and Canada are Modelo's largest export countries, where the "Corona Phenomenon" continues to strengthen, and several other Modelo brands are rapidly gaining consumer mindshare. In 2005, with its strong performance Modelo Especial became the fourth best-selling import in the U.S., jumping two positions from the previous year, while Corona Light, Pacífico and Negra Modelo now occupy the eighth, fourteenth and seventeenth positions among the import brands.

In recognition of the outstanding performance of Corona, Modelo Especial and Negra Modelo in the U.S. import segment, they have been included in *Impact Magazine*



WORLDWIDE IMPORTERS
SUMMIT
GRUPO MODELO
BUILDING FOR THE FUTURE

New merchandizing techniques are continuously being developed in Mexico, along with the successful penetration of the portfolio into the export market through brand management.


Tú Sí sabes

"Hot Brands 2005" list. This is the tenth time in the last eleven years that Corona has received this recognition.

Sales volume has grown in other regions such as Europe, Asia, Latin America and Oceana. In 2005, these markets registered double-digit growth and comprised 13.0% of total exports.

TODAY, SEGMENTATION EFFORTS ARE LEADING MARKETING AND BRANDING PRACTICES TO EVOLVE, HELPING TO INCREASE VOLUMES AND GENERATE THE MOST PROFITABLE SALES MIX.

The evolution of the marketing process is based on market research in order to segment and position the brands by region, channel, brand and presentation. Within each category there is a specific brand philosophy, management and positioning strategy, and marketing initiative. As a complement to this process, the Tropical brand was launched in Mexico, serving a specific market niche. At the same time, new packaging and presentations were developed for the other brands.

Ongoing segmentation efforts offer greater diversity to Grupo Modelo's branded portfolio, with more options for all types of consumers in all types of consumption opportunities.


Modelo
LEON

reaching **customers** effectively

Effective distribution is a vital success factor in this industry. A comprehensive, efficient, and service-oriented distribution network ensures that Grupo Modelo's products are available at the right place and time.

ENSURING THE AVAILABILITY OF THE COMPANY'S BRANDS IN THE DOMESTIC MARKETPLACE AND PROVIDING QUALITY SERVICE TO CLIENTS IS PART OF THE **TRADITION** OF GRUPO MODELO.

Over the years Group Modelo has expanded its broad distribution network to allow for timely delivery to each point of sale. Modelo's brands can be found in mom & pop and convenience stores, supermarkets, restaurants and bars, among others. The ability to offer excellent client service is based on the combination of strong distribution and the support of a solid sales force.

Grupo Modelo's commitment to service through the years has provided the company with important knowledge of market participants, from wholesalers and retails to the final consumer.

ONGOING EXPANSION AND INVESTMENT IN THE DISTRIBUTION NETWORK HAVE BEEN KEY FACTORS IN THE COMPANY'S DOMESTIC GROWTH. GRUPO MODELO ALSO **CONTINUES** TO STRENGTHEN ITS CLIENT RELATIONSHIPS AND EXPAND ITS PRESENCE TO NEW POINTS OF SALE.

The goal is more than just trucks and routes; the company strives to build stronger relationships with all its clients, offering the products and services that meet the specific needs of each business. Each route and point of sale is analyzed and classified as


Total Market Share
50.6%
55.8%
59.3%
62.5%
62.8%
1989
1994
1999
2004
2005



traditional or pre-sale, depending on its characteristics. Sales representatives visit their customers' establishments with the technological tools to plan purchases and schedule deliveries. As such, Grupo Modelo can guarantee the delivery of specific orders at the right time.

As part of the strategy to increase the availability of Modelo's products, this year the company continued to open new locations of its own chain of Extra convenience stores. These strategically located points of sale stock a wide variety of products.

Ongoing marketing programs provide publicity materials at points of sale, significantly contributing to segmentation and revenue management efforts and providing top-of-mind positioning for Modelo's brands among consumers.

THE DOMESTIC DISTRIBUTION MODEL IS EVOLVING WITH TECHNOLOGICAL SYSTEMS THAT GENERATE GREATER OPERATIONAL EFFICIENCIES, WHICH TRANSLATE TO BENEFITS FOR GRUPO MODELO'S CUSTOMERS.

This year, priorities included strengthening the domestic distribution network and implementing new technologies. Grupo Modelo is focused on increasing efficiency by synchronizing production and distribution, establishing the frequency of deliveries, optimizing routes and better utilizing resources.

By continuing to provide the sales force with technology, the company has been able



The domestic distribution model is evolving with technological systems that generate greater operational efficiencies, which translate to benefits for Grupo Modelo's customers.

to capture statistical information and manage it more efficiently in order to gain greater knowledge of the market, as well as to determine the right sales mix by channel, presentation, brand and price. These efforts are reflected in improved revenue management.

As a result, more than 31 million hectoliters were sold to thousands of establishments in the domestic market. Domestic sales totaled $30,013 million pesos, an increase of 4.7%.

sustainable growth

To generate consistent returns, the company is committed to enhancing operational efficiency, increasing cash flow and maintaining a solid financial structure.

OVER THE YEARS, THERE HAS BEEN CONSISTENT GROWTH IN REVENUES AND OPERATING PROFIT.

Grupo Modelo is a growth company. Net sales have risen 7.8% on a compounded basis over the last ten years, demonstrating solid performance in the domestic market and the growing export market year after year.

By increasing sales and controlling costs and expenses, operating profit has risen a compounded 11.7% over the same period.

Grupo Modelo's ability to generate sound operating results enables the company to invest in assets without relying on financing, allowing for a healthy dividend policy. Dividend payments have grown 31.3% on a compounded basis over the last ten years. In 2005, a cash dividend of $1.07 pesos per share was issued, totaling $3,488 million, equivalent to a 55% payout ratio.

GRUPO MODELO **CONTINUOUSLY** INVESTS TO SECURE ITS POSITION AS A SOLID COMPANY IN THE INDUSTRY.

The company invests in growth through facility expansions and modernization projects, using internally-generated


Corona Extra
Chillin'...
La
de México.

Dividend per Share

Figures in constant Mexican pesos as of December 31, 2005.



Growth
160.0%
53.9%
51.7%
17.6%
0.15
0.39
0.60
0.91
1.07
2001
2002
2003
2004
2005



The evolution of the business model is focused on implementing efficiency and profitability initiatives.

resources. In 2005, capital expenditures totaled $4,027 million pesos.

Earnings before interest, taxes, depreciation and amortization (EBITDA) totaled $15,817 million pesos in 2005, a 2.6% increase over the previous year. In the past ten years, EBITDA has grown 11.2% on a compounded basis.

The company's financial position remains healthy, with a debt-free balance sheet that offers flexibility.



Corona
Extra
Corona
Extra
Corona
Extra
33



Growth
10.1%
9.9%
21.8%
14.1%
Earnings per Share
Figures in constant Mexican pesos as of December 31, 2005.
1.33
1.47
1.61
1.96
2.24
Amount
2001
2002
2003
2004
2005

THE EVOLUTION OF THE BUSINESS MODEL IS FOCUSED ON IMPLEMENTING EFFICIENCY AND PROFITABILITY INITIATIVES.

The investments being made today —in supply chain, production optimization, market execution and effective marketing, among others— will generate benefits in the years to come.

The commitment is clear: operational execution with the ultimate aim of aligning processes, people and technology to guarantee that the entire company is working towards the same goal, stronger performance.

social responsibility

Grupo Modelo's business culture incorporates concrete principles and actions aimed at fulfilling the company's commitment to social responsibility.

GRUPO MODELO HAS A **TRADITION** OF COMMITMENT TO EMPLOYEES, SOCIETY AND THE ENVIRONMENT.

Since its founding, the company's philosophy has included clear principles and concrete actions that fulfill the commitment to social responsibility. Among the actions undertaken through the years are: employee development; environmentally-friendly production processes; restoration of natural areas; and, through Modelo Philanthropy, funding for education, health, social services, and cultural programs. In addition, Modelo develops and promotes responsible consumption campaigns, which are of great importance for the community in general.

THE **CONTINUITY** OF THIS COMMITMENT HAS BEEN THE BASIS FOR EVOLVING INTO A SOCIALLY RESPONSIBLE ENTERPRISE.

The Modelo philosophy of "Quality Products and Services, with Quality People" is made possible by the company's more than 40,000 employees. In turn, the company's commitment to them is to provide a safe and healthy workplace as well as ongoing training and development programs. In 2005, we increased the availability of distance learning options, helping boost participation and the total number of hours allotted to these programs.

In ecological matters, Modelo has been granted Clean Industry Certification by PROFEPA, Mexico's environmental protection agency. All breweries are ISO 14001 certified.

In addition, together with the National Commission for Natural Protected Areas (CONANP) and Pronatura, A.C., one of the leading conservation organizations in Mexico, Modelo has been working to protect and restore the Iztaccíhuatl- Popocatépetl National Park since 2001. Successes in the past five years have helped reverse the park's deterioration and motivate other companies to join in the conservation effort.

These efforts are being replicated in the Ecological Park of Mexico City (Ajusco Medio), and in an alliance with other institutions, the company has developed an environmental education program for children, as well as research on conservation of species native to that ecosystem.

Among the other education projects that Grupo Modelo supports is the "Por Una Escuela


INDUSTRIA LIMPIA
EL CONTROL
ESTÁ EN TUS MANOS.
MODÉRATE.
Por un consumo responsable.

in school facilities, and by working with social service organizations such as UNETE, to equip public school classrooms in low-income communities.

The company has campaigned widely for responsible consumption, in order to promote among the society in general, and the consumer in particular, the enjoyment of Modelo's products in moderation.

In 2005, for the second consecutive year, Grupo Modelo was recognized as a *Socially Responsible Company* by the Mexican Center for Philanthropy and the Alliance for Corporate Responsibility. This distinction is awarded to companies who comply with corporate social responsibility indicators and demonstrate a commitment to the communities where they operate.


relax responsibly
Corona
Extra

Board of Directors

Honorary Life Chairman
Antonino Fernández Rodríguez

Chairman
Carlos Fernández González

Directors
Antonino Fernández Rodríguez (1,2)
Juan Sánchez-Navarro y Peón (1) †
Carlos Fernández González (1)
Ma. Asunción Aramburuzabala Larregui (1,2)
Emilio Carrillo Gamboa (3)
Valentín Díez Morodo (1,2)
Luis Javier González Cimadevilla (1)
Pablo González Díez (1,2)
Alfonso de Angoitia Noriega (1)
Jaime Serra Puche (3)
August A. Busch III (1)
Mark Bobak (1)
James Jones (3)
Rogelio Ramírez de la O. (3)
Ann Richards (3)
Thomas W. Santel (1)
Pedro Soares (1)
Alejandro Strauch (1)
Claus Von Wobeser Hoepfner (3)

(1) Related
(2) Proprietary
(3) Independent

Alternate Directors
Luis Manuel Sánchez Carlos
Mario Álvarez Yates
Laurentino García González
Lucrecia Aramburuzabala Larregui
Luis Gerardo Sordo Sordo
Alfonso Cervantes Riba
Luis Miguel Álvarez Pérez
Cesáreo González Díez
Joaquín Sordo Barba
Fernando del Castillo Elorza
August A. Busch IV
Randolph Baker
Stephen J. Burrows
Juan Cintron Patterson
John F. Kelly
William J. Kimmins
John Purnell
Gary Rutledge
Patrick Stokes

Secretary
Jorge Siegrist Prado

Alternate Secretary
Juan Sánchez-Navarro Redo

Statutory Examiners
Miguel Ortiz Aguilar
Carlos Méndez Rodríguez

Alternate Statutory Examiners
Rafael Maya Urosa
Luis Antonio Martínez Gómez

Executive Officers

Carlos Fernández
Chairman of the Board of Directors and Chief Executive Officer

Ernesto Alcalde
Vice President - Chief Financial Officer

Víctor M. Alonso
Vice President - Chief Human Resources Officer

Alfredo García
Vice President - Planning and Strategic Development

Raúl Gil
Vice President - Brewing & Malting Processes

José Parés
Vice President - International Markets

René Salacho
Vice President - Procurement

Jorge Siegrist
Vice President - Corporate Affairs and Communication

Daniel del Río
Director - Chief Operations Officer

Margarita Hugues
General Counsel

Francisco Ruenes
Director - Chief Domestic Sales Officer

Murillo Tavares
Director - Modern Channels

Carlos Uranga
Director - Chief Marketing Officer

Financial Summary | Operations

GRUPO MODELO, S.A. DE C.V. AND SUBSIDIARIES

Figures in millions of constant Mexican pesos as of December 31, 2005, except per share data.

SUMMARY OF CONSOLIDATED OPERATIONS	2005	2004	2003
Sales of Beer (million hectoliters)			
Domestic Market	31.80	30.59	30.10
Export Market	13.74	12.23	11.82
Total Market	45.54	42.82	41.92
Net Sales	49,551	46,307	43,972
Cost of Goods Sold	22,775	20,225	19,454
Gross Profit	26,776	26,082	24,517
Operating Expenses	13,003	12,494	12,707
Operating Income	13,773	13,588	11,811
Operating Income / Net Sales (%)	27.8%	29.3%	26.9%
Interest (Gained) Paid - Net -	-1,240	-891	-726
Monetary Loss	620	790	491
Integral Financing Cost	-620	-100	-235
Other (Income) Expenses - Net -	-254	-298	-538
Profit before Taxes and Legal Profit Sharing	14,647	13,986	12,584
Income Tax and Assets Tax Incurred	4,427	4,515	4,515
Deferred Income Tax & Employees' Profit Sharing Liability	-269	-148	111
Legal Profit Sharing	986	1,242	1,072
Profit after Taxes and Legal Profit Sharing	9,503	8,377	6,886
Equity in Income of Associates and non - consolidated Subsidiaries	0	0	0
Profit before Minority Interest	9,503	8,377	6,886
Minority Interest	2,212	1,988	-1,650
Extraordinary Items	0	0	0
NET MAJORITY INCOME	7,291	6,389	5,236
PER SHARE DATA			
Net Income per Share after Extraordinary Item	2.24	1.96	1.61
Cash Dividends Paid:			
Total Common Stock Dividend	3,488	2,961	1,960
Per Share	1.07	0.91	0.60
Total Preferred Stock Dividend	0	0	0
Per Share	0.00	0.00	0.00
Number of Outstanding Share (million)			
Common Shares	3,252	3,252	3,252
Preferred Shares	0	0	0

2002	2001	2000	1999	1998	1997	1996
28.87	28.59	27.85	26.56	25.57	24.96	23.66
11.12	9.99	8.55	7.55	6.46	4.99	3.72
39.98	38.58	36.40	34.11	32.03	29.95	27.38
41,837	39,322	37,439	34,186	32,228	28,793	25,213
18,851	18,347	17,179	16,419	15,803	14,567	12,782
22,986	20,975	20,261	17,768	16,425	14,226	12,432
12,334	11,593	10,756	9,675	9,132	7,873	7,324
10,652	9,382	9,505	8,092	7,293	6,353	5,107
25.5%	23.9%	25.4%	23.7%	22.6%	22.1%	20.3%
-760	-822	-1,055	-1,078	-1,908	-1,184	-1,765
629	369	673	569	1,101	845	1,206
-130	-453	-382	-509	-807	-340	-559
313	-440	-334	-318	-343	-436	-418
10,470	10,275	10,221	8,919	8,442	7,129	6,085
3,922	3,453	3,318	2,860	2,176	1,371	1,026
-762	9	230	-100	486	800	799
927	822	825	696	703	670	611
6,383	5,990	5,848	5,463	5,079	4,288	3,649
0	-1	-5	-1	-1	-1	-3
6,383	5,989	5,843	5,462	5,077	4,287	3,646
-1,607	-1,661	-1,776	-1,676	-1,611	-1,348	-1,086
0	0	0	119	112	100	57
4,776	4,328	4,068	3,905	3,578	3,039	2,616
1.47	1.33	1.25	1.20	1.10	0.93	0.80
1,808	480	912	65	1,956	368	301
0.39	0.15	0.28	0.02	0.60	0.13	0.10
0	0	0	0	0	210	254
0.00	0.00	0.00	0.00	0.00	0.65	0.78
3,252	3,252	3,252	3,252	3,252	3,252	3,252
0	0	0	0	0	0	0

Notes:

1. The number of shares outstanding was adjusted to reflect two stock splits, in August 1995 and October 1998, both in a 4-for-1 transaction.
2. On December 31, 1996, PC shares were converted to B shares class II.
3. On December 1998, an extraordinary dividend of $1,526, was paid and is included in the $1,956.
4. As of 2003, domestic and export sales volumes are reported as sales instead of shipments. For comparison purposes, sales volumes are shown as of 1997.
5. As of December 2003, allowances were reclassified from net sales to the cost of goods sold. As a result, while gross profit remains unchanged, net revenues and the cost of goods sold reflect clearer numbers. For comparison purposes, both figures have been modified from 1997 to 2002.

Financial Summary | Balance Sheets and Additional Information

Grupo Modelo, S.A. de C.V. and Subsidiaries

Figures in millions of constant Mexican pesos as of December 31, 2005, except per share data.

	2005	2004	2003
Consolidated Balance Sheet Information			
Working Capital (Deficit)	24,214	21,622	17,469
Current Ratio	6.3	5.9	5.0
Property, Plant and Equipment -Net-	45,800	44,218	41,701
Total Assets	80,281	75,914	69,625
Deferred Income Taxes	7,599	8,023	7,247
Total Debt	12,169	13,075	12,839
Total Debt / Total Assets	15.2%	17.2%	18.4%
Majority Stockholders' Equity	52,365	48,283	43,165
Return on Equity	13.9%	13.2%	12.1%
Book Value per Share	16.1	14.9	13.3
Additional Information			
Capital Expenditures and Equity Investments	4,027	5,249	3,393
Depreciation and Amortization	2,478	2,185	2,120
EBITDA	15,817	15,418	13,559
Effective Tax Rate (including profit sharing)	35.1%	40.1%	45.3%
Price to Earnings per Share	17.2	16.1	18.2
Market Price per Share (High/Low)	39.00/29.28	31.30/26.62	28.80/21.00



8.0%
3.3%
22.0%
2.5%
7.2%
57.0%

Total Assets' Breakdown

Total Assets=100%

- Cash & Marketable Securities
- Clients
- Inventories
- Fixed Assets (Net)
- Investment in Associates
- Others

Total Assets: $80,281.3 Millions

2002	2001	2000	1999	1998	1997	1996
16,056	15,054	12,616	12,329	10,540	12,238	10,367
4.5	4.9	4.5	5.0	5.1	5.6	5.3
40,324	39,268	36,672	34,259	32,081	28,186	26,272
65,698	61,854	56,500	53,306	48,500	46,356	42,251
7,157	8,104	7,967	1,537	1,841	1,624	873
12,508	12,574	12,416	4,872	4,534	4,600	3,407
19.0%	20.3%	22.0%	9.1%	9.3%	9.9%	8.1%
40,238	36,800	33,008	35,742	32,333	30,984	28,921
12.0%	11.8%	12.3%	10.9%	11.1%	9.8%	9.0%
12.3	11.3	10.3	11.0	9.9	9.4	8.9
4,557	4,563	5,370	3,767	5,412	3,446	3,587
2,041	1,961	1,786	1,704	1,595	1,519	1,304
12,355	11,076	10,934	9,420	8,558	7,551	6,087
39.0%	41.7%	42.8%	38.7%	39.8%	39.9%	40.0%
19.5	18.4	25.3	29.3	29.1	32.8	29.7
26.98/19.97	26.70/18.75	27.15/18.60	27.65/18.60	24.60/14.75	19.00/10.77	12.00/7.74

Notes:

1. Shares of Grupo Modelo, S.A. de C.V. began trading in the Mexican Stock Exchange in February, 1994.
2. The number of shares outstanding was adjusted to reflect two stock splits, in August 1995 and October 1998, both in a 4-for-1 transaction.
3. Capital expenditures include the equity investments of $805 in 2004, $199 in 2003, $1,303 in 2002, $858 in 2001, $1,112 in 2000.



12.8%
11.9%
12.6%
62.7%

Total Liabilities' Breakdown

Total Liabilities=100%

- Accrued Taxes
- Deferred Taxes
- Suppliers
- Others

Total Liabilities: $12,169.3 Millions
Total Liabilities represented 15.2% of Total Assets.

The following analysis should be read in conjunction with the consolidated financial statements of Grupo Modelo, S.A. de C.V. and Subsidiaries and their accompanying notes.

The financial statements for the company have been prepared in accordance with generally accepted accounting principles in Mexico. Figures in these statements and the accompanying notes, as well as those included in this discussion, have been re-expressed in constant pesos as of December 31, 2005.

Sales of Beer. The total volume of beer sold in 2005 was 45.5 million hectoliters, an increase of 6.4% compared with the previous year. This reflected growth of 4.0% in the domestic market and 12.3% in the export market. Export sales comprised 30.2% of total volume for the year, compared to 28.6% in 2004.

Domestic sales were strong in the first half of the year, and grew at a moderate pace in the second half based on strong comparables from the year ago period and adverse weather conditions. The company successfully increased prices at the end of February by region, channel, brand and presentation, with the average price per hectoliter in the year rising 0.7% in real terms.

Higher export sales reflected strong demand in the United States, Europe and Asia, with double-digit volume growth in each.

Sales Volume (million hectoliters)

Market	2005	2004	Increase
Domestic	**31.806**	30.588	4.0%
Export	**13.737**	12.232	12.3%
Total	**45.543**	42.820	6.4%

Net Sales. Net sales in 2005 were $49,551 million pesos, a 7.0% increase over the previous year. Domestic sales rose 4.7%, while the 5.9% increase in export revenues did not fully reflect the performance of export volumes, due to the strength of the peso; in dollar terms, exports sales rose 14.6% year over year.

Net Sales (million pesos)

	2005	2004	Increase
Domestic	**30,013**	28,659	4.7%
Export	**13,909**	13,136	5.9%
Other Income	**5,629**	4,512	24.7%
Total	**49,551**	46,307	7.0%

Other Income. Other income in the year increased 24.7% compared to 2004, totaling $5,629 million pesos. This figure includes non-beer income such as royalties; sales of soft drinks, wine, liquor, food and other products sold through the company's chain of convenience stores; by-products derived from the production process; company-owned sports teams; and sales of Anheuser-Busch beers which Grupo Modelo imports and distributes in Mexico.

Cost of Sales. The cost of sales in 2005 rose 12.6% to $22,775 million pesos due to higher prices for certain packaging materials, mainly glass bottles, and a shift in the sales mix towards non-returnable presentations. Cost of sales as a percentage of net sales rose from 43.7% in 2004 to 46.0% in 2005.

Gross Profit. Gross profit in year totaled $26,776 million pesos, a 2.7% increase over 2004. However, the gross margin was 54.0% compared to 56.3% in the previous year as a result of the higher cost of sales and the impact of the strong peso on dollar-denominated revenues.

Operating Expenses. Operating expenses represented 26.2% of net sales, a reduction of 80 basis points from the previous year. This reflected ongoing strengthening of the distribution network, which generated efficiencies in distribution expenses and vehicle optimization. This kept total expenses per domestic hectoliter stable, while total expenses per total hectoliter declined 2.2% in the year.

Operating Profit. Operating profit rose 1.4% to $13,773 million pesos in 2005. Operating margin was 27.8%, compared to 29.3% in the previous year.

Depreciation and Amortization. Charges for depreciation and amortization totaled $2,478 million pesos, a 13.4% increase from 2004 that reflected the installation of new equipment and ongoing modernization of assets across the organization.

Comprehensive Cost of Financing. The comprehensive cost of financing resulted in a positive gain of $620 million pesos, compared to a gain of $100 million pesos in 2004. The increase reflects the benefit of higher real interest rates and lower inflation in the period.

Taxes. The effective rate in 2005, including employee profit sharing, was 35.1% compared to 40.1% in the previous year. The reduction is due to the lower corporate tax rate that went into effect on January 1, 2005.

Majority Net Profit. Majority net profit was 14.1% higher than in the previous year, rising from $6,389 million pesos to $7,291 million pesos. This figure largely reflects the positive result in the comprehensive cost of financing, as well as the lower corporate tax rate.

Financial Position. At year-end 2005, Grupo Modelo's current assets totaled $28,756 million pesos, of which cash and marketable securities totaled $17,634 million pesos, an increase of 7.7%. Cash resources were primarily invested in short-term peso-denominated fixed income instruments. Inventories of $5,762 million pesos represented 7.2% of total assets, which rose 5.8% in the year to $80,281 million pesos.

Short-term liabilities represented 5.7% of total assets. Long-term liabilities, primarily comprised of deferred taxes, totaled $7,627 million pesos. The company's policy of having no long-term obligations remained in place, and total liabilities at year-end represented 15.2% of total assets.

Capital Expenditures. Grupo Modelo invested $4,027 million pesos of its internally generated cash flow in its capital expenditure program focused on modernization and expansion. The funds were allocated as follows:

Investments (million pesos)

	2005	Percentage
Cía. Cervecera del Trópico	**709**	17.6%
Breweries & other facilities	**1,494**	37.1%
Sales	**1,824**	45.3%
Total	**4,027**	**100%**

Dividends. On December 31, 1998, it was proposed to shareholders that a total cash dividend be paid in an amount equivalent to the greater of (i) 15% of the consolidated net profit corresponding to the fiscal year ended December 31, 1992, which totaled $45 million pesos; or (ii) an amount equivalent to the free cash flow of the immediately preceding fiscal year. For these purposes, free cash flow is defined as the entire majority net profit of Grupo Modelo, S.A. de C.V., plus depreciation and amortization, plus/minus movements in working capital, minus investment in fixed assets, minus the payment of principal on any outstanding debt.

In April 2005, Grupo Modelo declared a cash dividend of $3,488 million pesos, equivalent to $1.07 pesos per share for the 3,252 million outstanding shares. This dividend was paid against coupon number 13 of the shares as of April 25, and was 18% higher in real terms compared to the cash dividend declared and paid in 2004. In addition, Anheuser-Busch received a dividend of $1,103 million pesos from Diblo, S.A. de C.V., for the 23.25% share it holds in that company.

Report by the Audit Committee to the Board of Directors of Grupo Modelo, S.A. de C.V.

Mexico City, April 24, 2006.

As this is the last meeting of the Board of Directors to be held prior to the Ordinary General Shareholders' Meeting, and in accordance with Article 14 Bis 3, section V, subsection a) of the Stock Exchange Act, we submit to you this report for presentation to the Ordinary General Shareholders' Meeting in accordance with the applicable legal provisions.

Since the last annual report by the Audit Committee, five meetings have been held, attended by all Committee members, the Statutory Auditors of the Company, representatives of external audit firm, the CEO, the Vice President of Finance and the Secretary of the Board of Grupo Modelo, S.A. de C.V.

The main business issues analyzed and resolved at these meetings were as follows:

1. The primary accounting policies applied by the company were reviewed, analyzed and approved on the basis of the information received. It is noted that the company made no changes to its accounting policies during the financial year.

2. The Consolidated Quarterly Financial Results and General Guidelines of each report were reviewed in each period that the company submitted them to the Mexican Stock Exchange.

3. In addition, information was reviewed and approved relating to advances in the company's internal controls for the distribution centers, as well as for internal control systems adapted as a self-regulatory measure and for risk and results management. Also, during various meetings, information was received from the CEO and the Director of Internal Auditing on the progress and results of the internal auditing program, which was carried out satisfactorily. Furthermore, the internal auditing program for 2006 was presented.

4. A report was received from the external auditor on the results of the external audit at December 31, 2005, emphasizing the assistance provided by all departments of the company in carrying out this task.

5. A report was received from the General Counsel, confirming that the company had complied with its legal obligations during the 2005 fiscal year, and in several sessions there were commentaries on the main subjects of proceedings, as well as a discussion of the Contingency Control Policy.

6. The audited consolidated financial statements of December 31, 2005 were also reviewed, which were issued with no comments or reservations of any kind; all the information requested of the external auditor was received.

7. The commentary letter submitted by the external auditors for the 2004 fiscal year was reviewed and all the internal control recommendations were taken care of in the year.

8. As a follow-up action item for the next Audit Committee meeting, the commentary letter submitted by the external auditors for the 2005 fiscal year will be analyzed. This is in order to have the Committee properly informed of recommendations and the plan for complying with them.

9. During the fiscal year, Mr. Rafael Maya ceased serving as the PriceWaterhouseCoopers audit partner in charge, as his service had reached the length of time allowed by the firm's policies and the company's healthy corporate practices; Mr. José Salazar Tapia replaces him in this function. The Committee took note of this and expressed their appreciation for his valuable service.

10. The Committee received information from the CEO about the process and favorable outcome of the arbitration award against the Gambrinus Company, for which it expressed its congratulations to all whom participated in the process on behalf of the Group.

11. Regarding commercial transactions involving related parties, the committee was informed by the CEO of those transactions entered into during the financial year, which, on the basis of the information provided by the directors, were approved as they were considered to be in the best interests of the company.

12. Detailed information was received from the Director of Treasury and Risk Management about insurance coverage.

13. The Committee discussed the highlights of the new Stock Exchange Act. with the CEO.

14. Finally, the external auditors confirmed that they comply with the independence requirements of the Stock Exchange Act and its general provisions. They also confirmed that no additional work had been undertaken during the financial year, beyond that approved by the Audit Committee.

Sincerely,

Emilio Carrillo Gamboa	Claus Von Wobeser	Joaquín Sordo Barba
PRESIDENT OF THE COMMITTEE	MEMBER	MEMBER

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México D. F.
Télefono: 5263 6000
Fax: 5263 6010
www.pwc.com

Mexico City, February 13, 2006

To the Stockholders of
Grupo Modelo, S. A. de C. V.:

We have audited the consolidated balance sheets of Grupo Modelo, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Grupo Modelo, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

José A. Salazar Tapia, C.P.

100 México Años 1906-2006

Consolidated Balance Sheets

Grupo Modelo, S. A. de C. V. and Subsidiaries

As of December 31, 2005 and 2004
(Notes 1, 2 and 15)
(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
ASSETS		
CURRENT:		
Cash and marketable securities	$ 17,633,734	$ 16,377,740
Accounts and notes receivable (Note 3)	3,146,273	1,993,655
Inventories (Note 4)	5,762,102	5,697,891
Prepaid expenses and other current items	2,213,752	1,953,400
Total current assets	28,755,861	26,022,686
LONG-TERM ACCOUNTS AND NOTES RECEIVABLE (Note 3)	1,156,582	1,092,766
INVESTMENT IN SHARES OF ASSOCIATES COMPANIES (Note 5)	2,748,219	2,799,294
PROPERTY, PLANT AND EQUIPMENT (Note 6)	67,351,012	64,599,590
Accumulated depreciation	(21,550,741)	(20,381,482)
	45,800,271	44,218,108
OTHER ASSETS (Note 7)	1,820,326	1,781,260
Total assets	$ 80,281,259	$ 75,914,114
LIABILITIES		
CURRENT:		
Suppliers	$ 1,532,087	$ 1,347,139
Sundry creditors and accrued liabilities	1,136,547	1,001,205
Excise tax on production and services payable	932,619	849,867
Employees' profit sharing	940,558	1,202,458
Total current liabilities	4,541,811	4,400,669
DEFERRED TAX AND EMPLOYEES' PROFIT SHARING (Note 12c.)	7,599,108	8,022,737
LABOR OBLIGATIONS UPON RETIREMENT (Note 8)	28,346	651,887
CONTINGENCIES AND COMMITMENTS (Note 9):	-	-
Total liabilities	12,169,265	13,075,293
STOCKHOLDERS' EQUITY		
COMMON STOCK (Note 10)	15,169,230	15,169,230
PREMIUM ON SHARE SUBSCRIPTION	1,010,236	1,010,236
EARNED SURPLUS (Notes 11 and 12):		
Legal reserve	2,202,843	1,887,020
Reserve for acquisition of own shares	638,100	638,100
Retained earnings	32,310,677	29,725,630
Net income for the year, as per the income statement	7,291,275	6,388,968
	42,442,895	38,639,718
INITIAL EFFECT OF DEFERRED TAX	(5,069,105)	(5,069,105)
ADJUSTMENT TO EQUITY FOR LABOR OBLIGATIONS UPON RETIREMENT (Note 8)	(493,335)	(771,580)
DEFICIT IN THE RESTATEMENT OF STOCKHOLDERS' EQUITY	(694,678)	(695,458)
Total majority stockholders' equity	52,365,243	48,283,041
MINORITY INTEREST:		
Anheuser-Busch Companies, Inc.	15,623,648	14,443,869
Other investors	123,103	111,911
Total minority interest	15,746,751	14,555,780
Total stockholders' equity	68,111,994	62,838,821
Total liabilities and stockholders' equity	$ 80,281,259	$ 75,914,114

THE ACCOMPANYING NOTES ARE PART OF THESE CONSOLIDATED STATEMENTS.

Consolidated Income Statements

Grupo Modelo, S. A. de C. V. and Subsidiaries

For the years ended December 31, 2005 and 2004
(Notes 1, 2 and 15)
(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
NET BEER SALES	$ 43,922,530	$ 41,794,262
OTHER INCOME	5,627,957	4,513,069
	49,550,487	46,307,331
COST OF SALES	22,774,644	20,225,130
Gross profit	26,775,843	26,082,201
OPERATING EXPENSES:		
Sales and distribution	8,938,632	8,864,148
Administrative	4,064,186	3,630,218
	13,002,818	12,494,366
Operating profit	13,773,025	13,587,835
OTHER INCOME, Net	253,528	298,354
COMPREHENSIVE FINANCING INCOME:		
Interest earned, net	1,337,842	893,938
Foreign exchange loss, net	(98,159)	(3,032)
Loss from monetary position	(619,672)	(790,977)
	620,011	99,929
Profit before provisions	14,646,564	13,986,118
PROVISIONS FOR (Note 12):		
Income and asset tax	4,317,213	4,065,951
Employees' profit sharing	826,356	1,543,549
	5,143,569	5,609,500
CONSOLIDATED NET INCOME FOR THE YEAR	$ 9,502,995	$ 8,376,618
MAJORITY NET INCOME	$ 7,291,275	$ 6,388,968
MINORITY INTEREST PARTICIPATION:		
Anheuser-Busch Companies, Inc.	$ 2,198,479	$ 1,947,016
Other investors	13,241	40,634
MINORITY NET INCOME	$ 2,211,720	$ 1,987,650
EARNINGS PER SHARE (Amounts in Mexican pesos, attributable to majority interest)	$ 2.2423	$ 1.9648

THE ACCOMPANYING NOTES ARE PART OF THESE CONSOLIDATED STATEMENTS.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2005 and 2004
(Notes 1, 2 and 15)
(Amounts in thousands of constant Mexican pesos as of December 31, 2005, except dividend per share amounts)

			Earned surplus	
	Common stock	Premium on share subscription	Legal reserve	Reserve for acquisition of own shares
Balances at January 1, 2004	$ 15,169,230	$ 1,010,236	$ 1,630,611	$ 638,100
Appropriation of the profit for the year 2003, approved at the General Extraordinary and Ordinary Stockholders' Meeting held on April 19, 2004, as follows:				
To retained earnings				
To legal reserve			256,409	
Dividend payment at the rate 0.8523 of Mexican peso per outstanding share				
Net change from restructuring of minority interest dividend payments and acquisition of shares in subsidiaries (Note 12k.)				
Comprehensive income (Note 11)				
Balances at December 31, 2004	15,169,230	1,010,236	1,887,020	638,100
Appropriation of the profit for the year 2004, approved at the General Ordinary Stockholders' Meeting held on April 18, 2005, as follows:				
To retained earnings				
To legal reserve			315,823	
Dividend payment at the rate 1.05 of Mexican peso per outstanding share				
Dividend payment to minority stockholders				
Comprehensive income (Note 11)				
Balances at December 31, 2005	$ 15,169,230	$ 1,010,236	$ 2,202,843	$ 638,100

THE ACCOMPANYING NOTES ARE PART OF THESE CONSOLIDATED STATEMENTS.

Earned surplus						
Retained earnings	Profit for the year	Initial effect of deferred tax	Adjustment to capital for labor obligations upon retirement	Deficit in restatement of stockholders' equity	Minority interest	Total
$ 26,057,912	$ 5,235,721	($ 5,069,105)	($ 789,655)	($ 717,338)	$ 13,620,227	$ 56,785,939
5,235,721 (256,409)	(5,235,721)					
(2,961,569)						(2,961,569)
1,649,975					(1,056,658)	593,317
	6,388,968		18,075	21,880	1,992,211	8,421,134
29,725,630	6,388,968	(5,069,105)	(771,580)	(695,458)	14,555,780	62,838,821
6,388,968 (315,823)	(6,388,968)					
(3,488,098)						(3,488,098)
					(1,103,046)	(1,103,046)
	7,291,275		278,245	780	2,294,017	9,864,317
$ 32,310,677	$ 7,291,275	($ 5,069,105)	($ 493,335)	($ 694,678)	$ 15,746,751	$ 68,111,994

Consolidated Statements of Changes in Financial Position

Grupo Modelo, S. A. de C. V. and Subsidiaries

For the years ended December 31, 2005 and 2004
(Notes 1, 2 and 15)
(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

	2005	2004
OPERATING:		
Consolidated net income for the year	$ 9,502,995	$ 8,376,618
ITEMS APPLIED TO INCOME NOT REQUIRING THE USE OF RESOURCES:		
Depreciation and amortization for the year	2,477,921	2,166,599
Allowance for impairment of fixed assets and investment in shares of associated companies	95,639	18,600
Equity in income of associated companies and non-consolidated subsidiaries, net of dividends received	15,050	85,021
(Decrease) increase in deferred tax payable and employees' profit sharing liabilities	(372,218)	798,163
	11,719,387	11,445,001
FUNDS PROVIDED BY (USED IN):		
Increase in suppliers, sundry creditors and accrued liabilities	320,288	436,806
Increase (decrease) in excise tax on production and services payable	82,752	(15,131)
Increase in accounts and notes receivable	(1,216,432)	(392,979)
(Decrease) increase in employees' profit sharing payable	(261,900)	147,760
(Increase) decrease in prepaid expenses and other current items	(260,352)	99,220
Increase in inventories	(91,650)	(362,808)
Decrease in income tax payable	-	(872,253)
Funds provided by operations	10,292,093	10,485,616
FINANCING:		
Dividend payment	(3,488,098)	(2,961,569)
Dividend payment to minority stockholders (in 2004 includes net change from restructuring of minority interest and acquisition of shares in subsidiaries)	(1,103,046)	593,317
Labor obligations upon retirement, net	(105,742)	(108,699)
	(4,696,886)	(2,476,951)
INVESTMENT:		
Acquisition of property, plant and equipment, net	(4,026,883)	(4,443,993)
Increase in other assets	(306,141)	(215,912)
Acquisition of shares of associated companies	(6,189)	(157,869)
	(4,339,213)	(4,817,774)
Increase in cash and marketable securities	1,255,994	3,190,891
Balance at beginning of year	16,377,740	13,173,814
Cash and marketable securities of subsidiary incorporated in consolidation	-	13,035
Balance at end of year	$ 17,633,734	$ 16,377,740

THE ACCOMPANYING NOTES ARE PART OF THESE CONSOLIDATED STATEMENTS.

(Amounts in thousands of constant Mexican pesos as of December 31, 2005)

1. **INCORPORATION AND CORPORATE PURPOSE:**

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (the Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important subsidiaries, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
BREWERIES:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
TRANSFORMATION OF BARLEY TO MALT:	
Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98
MACHINERY MANUFACTURERS:	
Inamex de Cerveza y Malta, S. A. de C. V.	100
MANUFACTURER OF BEER CANS AND CROWNS TOPS:	
Envases y Tapas Modelo, S. A. de C. V.	100
DISTRIBUTORS OF BEER AND OTHER PRODUCTS:	
Las Cervezas Modelo en el Pacífico, S.A. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A. de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Campeche S.A. de C.V.	100
Las Cervezas Modelo del Estado de México S.A. de C.V.	100
COMPANY CONTROLLING DISTRIBUTORS OF BEER AND OTHER PRODUCTS ABROAD:	
Procermex, Inc.	100

The Group is in the process of merging its distribution subsidiaries in order to improve its operations.

2. **ACCOUNTING POLICIES:**

The accounting policies applied by the Group in the preparation of these consolidated financial statements are in accordance with generally accepted accounting principles in Mexico. These accounting principles require that the Group's Management make estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The principal accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes are stated consistently in Mexican pesos of December 31, 2005 purchasing power by applying factors derived from the National Consumer Price Index (NCPI).

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of foreign subsidiaries to Mexican pesos, required for consolidation, was carried out in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements Foreign of Operations", issued by the MIPA, by the integrated foreign operation method. The purchase exchange rate of $10.63 ($11.00 in 2004) per U.S. dollar was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the underling transactions were carried out. The effects of this translation are included comprehensive financing income.

e) Marketable securities - The marketable securities correspond to financial securities related to the Groups' business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount at which a financial asset may be exchanged, as a financial liability may be liquidated among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables prices are recognized as assets and liabilities at their fair value. Gains or losses on those instruments are recorded in income (See Note 16). Beginning 2005, the Group adopted Statement C-10, "Derivative Financial Instruments and Hedging Operations". Adoption of this statement did not have a significant effect on the income of the year.

g) Inventories – These items are valued by the replacement cost method, not exceeding their net realizable value.

h) Cost of sales – This item is determined based on the restated value of inventories sold.

i) Investment in shares of associates - Permanent investment in shares are recorded at acquisition cost and are valued by applying the equity method. The equity in the net income of associated companies which manufacture products used in the production of beer is included in the income statement as a reduction in cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, restated by applying the inflation factors derived from the NCPI to the net replacement value determined by independent expert appraisers at December 31, 1996, and to their acquisition cost in the case of purchase subsequent to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the amount of the expenditures made, and are restated by the application of inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item is calculated based on the restated values of property, plant and equipment, based on the probable useful life as determined by independent appraisers and the technical department of the Group. Anual depreciation rates are shown in Note 6.

m) Deferred expenses and intangible assets – These items are recorded at the value of acquisition, provided they are identifiable, provide expected economic benefits and the company has control over such benefits. These items are restated by applying factors derived from the NCPI, according to the ageing of the expenditure. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement increment of installation and organization expenses and intangible assets are amortized by the straight-line method. The rate used for accounting purposes (between 5% and 10%) is determined in accordance with the expected future economic benefits.

o) Long-lived assets - The Group's Management has carried out a study to determine the recoverable value of the long-lived assets, tangible and intangible, in order to determine if any significant impairment of these assets exists. At the date of the consolidated financial statements no impairment was determined.

p) Foreign currencies - Amounts receivable or payable in foreign currency are translated to Mexican pesos at the exchange rate in effect on the transaction date (See Note 14). Balances at the end of the year are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of comprehensive financing income.

q) Allowances, liabilities and provisions - These items are recorded based on Management's Group best estimated, which may differ from amounts finally realized or paid.

r) Labor obligations upon retirement - Labor obligations for projected benefits were determined by independent actuaries and recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA.

Until December 31, 2004, severance and voluntary retirement payments were recorded in the income statement at the moment of payment. Contributions to the trusts are managing the various plan assets in accordance with Mexican Tax Regulators. (See Note 8).

s) Deferred income tax and employees' profit sharing.- To determine deferred income tax, the Group uses the comprehensive asset-and-liability method, which consists of applying the corresponding income tax rate to all temporary differences between the accounting and tax amounts of assets and liabilities at the date of the consolidated financial statements. Deferred employees' profit sharing is recognized only for non-recurring timing differences. Due to changes in tax dispositions, effective January 2005, the Group recorded a deferred profit sharing liability at December 31, 2005 of $145,902 ($301,087 in 2004) (See Note 12c).

t) Restatement of stockholders' equity - The components of stockholders' equity are restated by applying inflation factors derived from the NCPI, and are presented in the consolidated financial statements, at the restated amounts.

u) Deficit in the restatement of stockholders' equity - The balance of this account represents the sum of the items "Cumulative gain or loss from holding non-monetary assets" and "Cumulative monetary gain or loss" which are described below:

Cumulative gains or loss from holding non-monetary assets - This item represents the cumulative change in the value of non-monetary assets due to causes other than general inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined using the NCPI. If the specific costs are higher than the indexes, there will be a gain from holding non-monetary assets; otherwise, a loss will occur. The gain or loss from holding non-monetary assets, generated until 1996, due to restatement of fixed assets, is restated in the same way as the other stockholders' equity accounts.

Cumulative monetary gain or loss - This item is the net effect arising on the initial restatement of the financial statement figures.

v) Gains or loss from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue having the same nominal value. When monetary assets exceed monetary liabilities, a monetary loss is generated, although the assets maintain their nominal value, the lose purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of comprehensive financial income.

w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that all items representing changes in earned surplus during the year, other than dividend payments, be shown in the statement of changes in stockholders' equity as "comprehensive income".

x) Earnings per share - Earnings per share attributable to the majority interest were calculated based on the average of common shares outstanding.

3. **ACCOUNTS AND NOTES RECEIVABLE:**

The balance of this account is made up as follows:

Item	2005	2004
Trade accounts receivable	$ 3,412,282	$ 2,793,390
Sundry debtors	449,438	251,622
Salesmen	18,206	53,089
	3,879,926	3,098,101
Less - Allowance for doubtful accounts	(378,168)	(370,433)
	3,501,758	2,727,668
Recoverable taxes	743,989	290,128
Non-consolidated related companies (See Note 13)	26,178	35,129
Officers and employees	30,930	33,496
	4,302,855	3,086,421
Less - Current accounts and notes receivable	(3,146,273)	(1,993,655)
Long- Term accounts and notes receivable	$ 1,156,582	$ 1,092,766

4. **INVENTORIES:**

The balance of this account is made up as follows:

Item	2005	2004
Containers and packaging	$ 1,838,552	$ 1,801,236
Finished goods and work in process	1,411,884	1,078,885
Raw materials	1,406,284	1,733,793
Spare parts and accessories	604,538	636,136
Merchandise in transit and advances to suppliers	527,031	510,535
Advertising articles	112,264	106,578
	5,900,553	5,867,163
Less- Allowance for slow-moving inventories	(138,451)	(169,272)
	$ 5,762,102	$ 5,697,891

5. INVESTMENT IN SHARES OF ASSOCIATED COMPANIES:

a) The balance of this account is made up as follows:

Companies	Percentage equity in investee	2005	2004
Dirección de Fábricas, S. A. de C. V. (holding company for glass container manufacturing companies)	41	$ 2,514,997	$ 2,495,896
Gondi, S. A. de C. V.	7	181,818	196,579
Foreign investments	40-81	133,467	131,653
		2,830,282	2,824,128
Other		50,145	44,918
		2,880,427	2,869,046
Less - Allowance for decline in book value		(132,208)	(69,752)
		$ 2,748,219	$ 2,799,294

b) The amount of the investment in shares of associated companies includes the equity in the net income of those entities, amounting to $433,984 ($355,059 in 2004) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

Item	Annual depreciation rate	2005 Net historical cost	2005 Net restatement	2005 Net total value	2004 Net total value
Land	–	$ 1,502,140	$ 3,106,019	$ 4,608,159	$ 4,452,500
Machinery and equipment	5 %	13,631,210	7,362,791	20,994,001	18,380,073
Transportation equipment	12 a 25 %	2,287,791	438,824	2,726,615	2,432,491
Building and other structures	2 %	6,438,810	6,480,152	12,918,962	11,474,653
Computer equipment	25 %	507,772	30,434	538,206	352,015
Furniture and other equipment	7 %	396,640	109,008	505,648	548,458
Antipollution equipment	5 %	594,346	285,061	879,407	701,640
Construction in progress and Advances to suppliers	–	2,490,191	139,082	2,629,273	5,876,278
		$ 27,848,900	$ 17,951,371	$ 45,800,271	$ 44,218,108

Depreciation for the year amounted to $2,394,064 ($2,122,584 in 2004).

b) The Group's Management estimates that completion of construction in process and advances to suppliers will require an additional investment of approximately $3,540,000 ($6,135,898 in 2004), to be applied to the construction of warehouses, offices, the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during 2006 and 2007.

7. **OTHER ASSETS:**

The balance of this account is made up as follows:

Item	2005	2004
Deferred expenses	$ 1,832,424	$ 1,695,291
Goodwill and other intangible assets	355,810	218,388
	2,188,234	1,913,679
Less- Acumulated amortization	(709,232)	(628,729)
	1,479,002	1,284,950
Intangible assets of labor obligations upon retirement (See Note 8)	341,324	496,310
	$ 1,820,326	$ 1,781,260

8. **LABOR OBLIGATIONS UPON RETIREMENT:**

The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations vest only after the employees have worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2005	2004
Obligations for current benefits	$ 4,842,306	$ 4,813,508
Additional amount for projected benefits	397,758	409,378
Obligations for projected benefits	5,240,064	5,222,886
Plan assets (trust fund)	(4,607,672)	(3,955,403)
	632,392	1,267,483
Items to be amortized over a period of 15 to 21 years:		
For adjustments to assumptions	(1,035,640)	(1,607,307)
For past services	(556,567)	(516,766)
Projected net assets	(959,815)	(856,590)
Additional liability made of:		
Intangible assets	341,324	496,310
Adjustment to capital	646,837	1,012,167
Accrued liability	$ 28,346	$ 651,887

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the year amounted to $450,785 ($473,775 in 2004). During the year payments made by the trusts to beneficiaries, amounted to $253,384 ($205,502 in 2004).

- The net cost for the year amounted to $355,000 ($365,077 in 2004), and was determined in the same manner as projected benefit obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- During the year severance indemnities were paid of $398,106 ($276,075 in 2004). On January 1, 2005, amendments to Statement D-3, "Labor Obligations" become effective, which provide additional valuation and disclosure rules for recognizing severance payments. Due to this new accounting rule, the Group recorded an employee severance indemnity liability of $79,478, which will be amortized over the remaining average labor life of the employees. The effect of this item in the income statement represented an expense by $16,538.

- The tax regulations related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall fund investment, when the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit, the Company will have until December 31, 2006 to comply with this requirement.

9. CONTINGENCIES AND COMMITMENTS:

a) In 2004, the Group recorded a provision of $191,950 to cover expenses of its Group restructuring plan, which mainly involves mergers among distribution subsidiaries. During the year expenses reduced this provision by $126,941.

b) Various lawsuits are currently outstanding against Group companies. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation, nor the consolidated results of operations.

c) As of the date of the consolidated financial statements, there are outstanding commitments for the purchase of inventories, machinery and equipment in the amount of approximately 122 million U.S. dollars (164 million of U.S. dollars in 2004).

d) In 2000 and 2001, operating lease agreements were signed for air transportation equipment with mandatory terms of 10 and 7 years and monthly lese payments of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

10. COMMON STOCK:

As of December 31, 2005 and 2004, the common stock consisted of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent at least 56.10% of the total shares of common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996
Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting and are not subject to ownership subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	12,329,578
	$ 15,169,230

11. COMPREHENSIVE INCOME:

The Group's comprehensive income for the year is made up as follows:

Description	2005	2004
Consolidated net income for the year	$ 9,502,995	$ 8,376,618
Adjustment to capital for labor obligations upon retirement	357,518	25,854
Result from holding non-monetary assets	3,804	18,662
Comprehensive income	$ 9,864,317	$ 8,421,134

12. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision as of December 31 is made up as follows:

Item:		2005		2004
Income currently payable	$	4,377,179	$	4,477,917
Asset tax		49,901		37,084
Deferred income tax		(109,867)		(449,050)
	$	4,317,213	$	4,065,951

b) On January 1, 2005, amendments to the Income Tax Law were enacted stipulating an annual reduction of the income tax rate until it reaches 28% in 2007. The current income tax of the year was determined applying the rate of 30% to the taxable income (33% in 2004). The rate used to calculate deferred income tax was 28%.

c) Deferred taxes and employees' profit sharing - The principal temporary differences giving rise to deferred taxes at the date of these consolidated financial statements are analyzed as follows:

Item:		2005		2004
Fixed assets and other assets	$	5,827,878	$	5,589,035
Inventories		934,304		1,485,682
Labor obligations upon retirement		268,567		257,741
Others		571,701		494,101
Subtotal		7,602,450		7,826,559
Tax credits corresponding to:				
Recoverable asset tax		(149,244)		(96,092)
Tax loss carryforwards, net of valuation allowance		-		(8,817)
Total deferred tax liability		7,453,206		7,721,650
Deferred employees' profit sharing		145,902		301,087
Total deferred income tax and employees' profit sharing liability	$	7,599,108	$	8,022,737

d) Asset tax is calculated by applying the rate of 1.8% to the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

e) Employees' profit sharing is calculated by applying the rate of 10% to the amount determined in accordance with the special rules set forth in the Income Tax Law.

Tax regulations in effect since January 2005 establish that taxpayers may choose between (i) deducting the December 31, 2004 book inventory from 2005 taxable income, when consumed or sold, and including it in taxable income over a period of years, and (ii) not deducting December 31, 2004 inventory when it is consumed or sold. For this reason, the Group recorded in 2004 a deferred employees' profit sharing liability of $301,087.

The employees' profit sharing provision charged to income is made up as follows:

Item		2005		2004
Current employees' profit sharing	$	985,753	$	1,242,462
Deferred employees' profit sharing		(159,397)		301,087
	$	826,356	$	1,543,549

f) As of December 31, 2005, the combined staturoty rates for income tax and employee's profit sharing were 40% (43% in 2004), which differ from the effective rate of 35.12% (40.11% in 2004), due mainly to the effects of tax consolidation and non-deductible-expenses.

g) At the date of the consolidated financial statements, there is asset tax in the amount of $274,476 ($218,123 in 2004) after restatement, which can be recovered in the following ten years, to the extern income tax exceeds asset tax in any of those years.

- Certain subsidiaries incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future years; this is shown in the consolidated balance sheet, together with deferred tax, as provided by Statement D-4. The accumulated balance of this item amounts to $149,244 ($96,092 in 2004).

- Asset tax incurred by subsidiaries where there is no certainty that the tax can be recovered, and it exceeds income tax, was charged directly to income for the year, and amounted to $49,901 ($37,084 in 2004).

h) Grupo Modelo S. A. de C. V., together with its direct and indirect subsidiaries, is authorized to determine income tax on a consolidated basis specified in the Income Tax Law. The main considerations in the tax consolidations are as follows:

- The consolidation percentage of shareholding is the average shareholding, which is applied to each of the subsidiaries, and for the parent company from 2005 onwards this is 100%. Subsidiaries' tax loss carryforwards included in the determination of the consolidated tax result and which correspond to the 1999 to 2004 tax years, and which are to be applied against tax profits generated in 2005, are considered at the shareholding percentage multiplied by a factor of 0.60.

- Any companies, in which the direct or indirect equity percentage does not exceed 50% may not be included in the consolidation process.

- Individual tax losses of the parent or subsidiaries which are not applied during the 10 year carry forwards period must be added to the consolidated profit of the year in which they expire.

i) At the date of the consolidated balance sheet, there were tax losses generated by subsidiaries before the incorporation in the tax consolidation that will affect the consolidated tax result by $29,599 ($26,809 in 2004), wherever these subsidiaries generate taxable income. In 2005 prior years' tax losses in the amount of $12,165 ($11,573 in 2004), nominal amounts, were applied against taxable income.

j) In the event of distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 30% income tax in 2005 on the result of multiplying the dividend paid by the factor of 1.4286 (1.4925 in 2004); the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In 2005, dividends in the amount of $3,414,348 ($2,771,475 in 2004) (nominal amounts), have been declared to majority interest. The 2005 dividends were paid from the CUFIN. Of the 2004 dividends $2,496,777 came from the CUFINRE and caused income tax on distribution of reinvested earnings in the amount of $191,939, which amount was accrued in prior years, and the amount of $274,698 was paid from the CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account were as follows:

Item		2005		2004
CUFIN	$	23,280,858	$	19,626,634
CUFINRE	$	136,902	$	-

k) In the event of a capital reduction, the excess of stockholders' equity over the Tax Account of Contributed Capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

l) In 2004, minority interest was purchased in some subsidiaries. This purchase represented 4.4% the total. Contributions related to changes in prior years retained earnings, representing 3.4% net of tax, were also received from minority stockholders.

13. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The principal transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2005	2004
Purchases of:		
Containers and packaging	$ 5,123,485	$ 4,665,933
Raw materials	164,699	366,513
Machinery	74,566	175,169
	$ 5,362,750	$ 5,207,615
Sales of:		
Recyclable materials	$ 209,043	$ 146,038
Machinery and maintenance services	22,547	4,442
Freights and services charges	-	121
	$ 231,590	$ 150,601

14. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2005	2004
Assets	349,386	117,534
Liabilities	37,863	37,053

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the exchange rate of $10.63 pesos for assets and $10.63 pesos for liabilities per U.S. dollar	$ 3,713,973	$ 402,484

- The exchange rate as of the date of the consolidated financial statements, was $10.55 for assets and liabilities.

c) At the date of the consolidated financial statements, there were inventories amounting to 60,805,000 U.S. dollars (59,071,000 U.S. dollars in 2004), which for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in U.S. dollars (thousands):

Description	2005	2004
Exports of finished goods	1,260,637	1,135,841
Collection of royalties	149,125	132,442
Exports of packaging and other materials	44,082	18,534
	1,453,844	1,286,817
Purchase of inventories	221,453	134,270
Freight, advertising, taxes and duties, and other items	287,899	185,067
Purchase of machinery and payment of other services	84,617	119,556
Purchase of spare parts	8,646	20,802
	602,615	459,695
Net	851,229	827,122

15. SEGMENT INFORMATION:

Segment data is analyzed as follows:

2005		Income		Consolidated net profit		Identifiable assets
				2005		
Domestic	$	35,641,025	$	6,956,192	$	77,183,217
Exports		13,909,462		2,546,803		3,098,042[1]
	$	49,550,487	$	9,502,995	$	80,281,259

2004		Income		Consolidated net profit		Identifiable assets
Domestic	$	33,171,580	$	5,980,905	$	73,358,526
Exports		13,135,751		2,395,713		2,555,588[1]
	$	46,307,331	$	8,376,618	$	75,914,114

(1) This amount solely includes assets related to beer distribution abroad.

16. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a collection risk and continually monitors their behavior. When necessary, the allowance is adjusted.

b) The Group has had some transactions with derivative financial instruments, which have been recorded as a hedge, since their purpose it to mitigate the Group's exposure to volatility in the price of some consumables.

17. NEW ACCOUNTING PRONOUNCEMENTS:

Beginning January 1, 2006 the Financial Reporting Standards (NIF'S), issued by a new body the Mexican Council for the Research and Development of Financial Report Standards (CINIF), became effective. Management considers that the adoption of these standards will not have a significant effect on the financial information of the Group.

Miguel Ortiz Aguilar
Contador Público

OPINION OF THE STATUTORY AUDITOR

Mexico City, February 16th, 2006

To the Stockholders of
Grupo Modelo, S.A. de C.V.

In my capacity as statutory auditor and in compliance with Article 166 of the Mexican Corporations Act and the bylaws of Grupo Modelo, S.A. de C.V., I am pleased to submit my report on the veracity, sufficiency and reasonability of the consolidated financial statements for the year ended December 31st, 2005, shown to you by the Board of Directors.

Among the auditing procedures applied, I personally attended the Stockholders', the Board of Directors' and the Audit Committee meetings to which I was summoned. Likewise, I reviewed to the extent that I considered necessary in the circumstances, the report of the Company's independent auditors, issued as a result of their audit of the consolidated financial statements for the year ended December 31st, 2005, made in accordance with auditing standards generally accepted in Mexico.

In my opinion, based on my review and on the work performed by the independent auditors of the Company, the accounting and information reporting policies and criteria observed by the Company and the administrator in the preparation of the consolidated financial statements that are being shown to the Stockholders are adequate and sufficient and were applied on a consistent basis on the prior year. In addition, it is also my opinion that the above-mentioned consolidated financial statements reveal accurately, reasonably and sufficiently, the consolidated financial position of Grupo Modelo, S.A. de C.V. as of December 31st, 2005; the consolidated results of their operations, changes in their stockholders' equity and changes in their financial position for the year ended, according to accounting principles generally accepted in Mexico.

C.P.A. Miguel Ortiz Aguilar
Statutory Auditor

Punta Santa Fe, Prol. Paseo de la Reforma 1015 Torre A piso 18, Santa Fe 01376, México D.F., tel. 1084 7008, fax 1084 7001 / 02 www.osy.com.mx

REPORT OF STATUTORY AUDITOR
(Translation from the original issued in Spanish)

México, D. F., March 15, 2006

To the Stockholders' of
Grupo Modelo, S. A. de C. V.

In my capacity as Statutory Auditor and in compliance with Article 166 of the Mexican General Companies Law and of the company's by-laws, I hereby submit my report on the veracity, sufficiency and reasonableness of the balance sheet and the statements of income, of changes in stockholders' equity and of changes in financial position, prepared by and under the responsibility of the company's management, presented to you by the Board of Directors concerning the company's operations for the year ended December 31, 2005.

I have attended the Stockholders', Board of Directors' and Audit Committee meetings of which I have been notified, and I have obtained from the directors and administrators the operating information, documentation and accounting records that I considered necessary to examine. My review was carried out in accordance with auditing standards generally accepted in Mexico.

I have carefully reviewed the audit report dated February 13, 2006 issued by the company's external auditors, PricewaterhouseCoopers, in connection with the examination which they carried out, in accordance with generally accepted auditing standards, of the financial statements prepared by the company's management.

In my opinion, the accounting and reporting policies and criteria followed by the company and applied by management in preparing the financial statements mentioned above, presented to this board are appropriate and adequate and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of Grupo Modelo, S. A. de C. V., at December 31, 2005 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

C. P. Carlos Méndez Rodríguez
Statutory Auditor

Glossary

ADR
American Depositary Receipt, a financial instrument traded in US dollars that represents a specific number of shares of a foreign stock.

BREWING HOUSE
Building where different equipment converts raw materials used in the brewing process into a liquid known as wort.

HAND-HELD
Electronic device utilized by the sales force to facilitate sales orders, inventory control and statistical client information, among others.

HECTOLITER
Volume measure used in the brewing industry; one hectoliter is equivalent to 100 liters.

HOPS
Plant used in small quantities to provide the characteristic bitter taste and typical smell of beer.

INSTALLED CAPACITY
The theoretical total annual production capacity of a plant given its current infrastructure.

LATIBEX
A stock exchange market operated in Spain that lists the shares of Latin American issuers in euro-denominated units.

MALTING PLANT
Plant where under controlled procedures, cleaned barely is transformed into malt through the steeping, germination and kilning processes.

UNITANK
A cylindrical tank with a conical bottom where wort is first fermented and then aged.

WORT
Liquid obtained from the mashing process.

EQUIVALENCE TABLE

Hectoliter	Liters	US gallons	US barrel
1	100	26.42	0.85

Investor Information

Eduardo Zamarripa
INVESTOR RELATIONS
ir@gmodelo.com.mx

Campos Elíseos #400 - 18
Col. Lomas de Chapultepec
C.P. 11000, México, D.F.
Tel. (52-55) 5283-3600
Fax (52-55) 5280-6718

www.gmodelo.com

MARKETS

Grupo Modelo trades in the Mexican Stock Exchange with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex as XGMD.

GMODELO Latibex **ADR-1**

DEPOSITARY BANK IN THE US

The Bank of New York
Shareholder Relations
Contact: Nina Camera
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Tel. 1-888-BNY-ADRS (269-2377),
1-610-312-5315
e-mail: shareowner-svcs@bankofny.com

LISTING AGENT IN SPAIN

Santander Investment Services, S.A.
Contact: Enrique Romero Serrano
Ciudad Grupo Santander
Avenida de Cantabria, s/n
Edificio Encinar, planta baja
28660 Boadilla del Monte - Madrid
Tel. 349-1289-3943
e-mail: emisores.madrid@gruposantander.com

Printing: Earthcolor, Houston
Design: milenio3.com.mx

ESR EMPRESA SOCIALMENTE RESPONSABLE

Please note that Grupo Modelo's 2005 Annual Report may include certain expectations regarding the financial and operating performance of Grupo Modelo and its Subsidiaries. Such forward-looking statements are based on management's best estimations using current and known information. However, such statements and expectations may vary due to facts, circumstances and events beyond the control of Grupo Modelo and its Subsidiaries.

Our Values: Honesty, Loyalty, Respect, Responsibility, Trust

gmodelo.com

GRUPO MODELO S.A. DE C.V. -MEXICO-

RECEIVED
2006 MAY 17 P 4:44
FICE OF INTERNATIONAL
CORPORATE FINANCE

Grupo Modelo Reports First Quarter 2006 Results*

- **Domestic volume grew 6.3% and exports 20.5%.**
- **Net sales increased 12.0%.**
- **Operating income rose 15.0%, with 80 basis point expansion in the margin.**

Mexico City, April 28, 2006 – Grupo Modelo, S.A. de C.V. and Subsidiaries (BMV: GMODELO) ("Grupo Modelo" or "the Company"), the leading brewer in Mexico and producer of the best-selling Mexican beer in the world, today announced its financial and operating results for the first quarter ended March 31, 2006.

In the first quarter of 2006, total beer volume grew 10.6% compared to the same period of last year. It is important to note that in both the domestic and export markets we faced a high comparable base. In Mexico, volumes registered an increase of 6.3% as a result of solid demand throughout whole quarter. Exports grew 20.5%, mainly due to higher sales in North America and Europe. Consequently, the share of exports in the total sales volume mix rose from 30.4% in 2005 to 33.2% in 2006.

In January, Grupo Modelo raised prices in the domestic market by region, channel, brand and presentation. This increase was in line with expected inflation. For exports, the Company adjusted prices in some markets.

Net sales grew 12.0% compared to the same period of 2005, totaling 12,454 million pesos. This figure reflects increases of 9.4% in domestic sales and 14.8% in exports. Sales in the domestic market benefited from the 2.9% rise in the price per hectoliter in real terms. Total export revenues during the quarter were 343 million dollars, 24.7% higher than the prior year. The average export price per hectoliter grew 3.5% in dollars, while in pesos it declined 4.7% due to the appreciation of the peso during the period.

The cost of goods sold increased 13.7% as a consequence of a higher share of exports in the sales mix and pressures in packaging costs. Gross profit totaled 6,824 million pesos, a 10.5% increase compared to the same quarter of 2005. Gross margin was 54.8%, or 0.7 percentage point below 2005.

---

* All peso figures throughout this document are expressed in constant Mexican pesos as of March 31, 2006, unless otherwise noted.

Operating expenses increased 5.9%. Total expenses per domestic hectoliter remained stable compared to 2005, while total expenses per total hectoliter declined 4.3%. Operating profit was 3,598 million pesos, implying an increase of 15.0%. Thus, the operating margin reached 28.9%, an expansion of 80 basis points.

Depreciation and amortization totaled 683 million pesos, representing 5.5% of net sales. EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) was 4,146 million pesos, which represented an increase of 14.2% compared to the same period of last year. As a result, the EBITDA margin reached 33.3%.

The comprehensive cost of financing registered a positive result of 177 million pesos, primarily resulting from the reduction in interest rates and higher inflation.

The effective tax rate (including profit sharing) was 33.3%, below the 40.0% registered in the first quarter of 2005. This tax reduction is mainly due to the lower corporate tax rate in force as of January 2005, as well as to changes in deferred taxes.

Net majority income totaled 1,898 million pesos, a rise of 20.6% over last year. Therefore, the margin benefited from a 110 basis point expansion, reaching 15.2%. The quarterly earnings per share was 0.58 pesos, higher than the 0.48 pesos registered in 2005.

Financial Situation

As of March 31, 2006, Grupo Modelo's cash and marketable securities represented 24.6% of total assets, which totaled 83,985 million pesos and represented a 6.4% increase in the last twelve months. On the other hand, the financial position of the Company remained strong with a debt-free capital structure and short-term operational liabilities of 4,913 million pesos. The majority stockholders' equity totaled 54,830 million pesos, representing a 9.0% increase compared to the prior year.

Financial Ratios	March 2006	March 2005
Inventory Turnover	**4.10 times**	3.86 times
Receivables Turnover	**11 days**	12 days
Leverage	**15.0%**	17.1%
Current	**6.45 times**	5.53 times
EPS	**2.36 pesos**	2.03 pesos

Capital Expenditures

During the first quarter of 2006, Grupo Modelo invested 427 million pesos of internally generated resources. The funds were allocated to several areas of the organization as the table below shows:

Area	March 2006
Tuxtepec Brewery	23.7%
Breweries & Other Facilities	24.8%
Sales	51.5%

On April 24, the Stockholders' Meeting declared a dividend of 4,065 million pesos, which corresponds to 1.25 pesos per share to each of the 3,251,759,632 outstanding shares. The amount of the dividend increased 15% in real terms compared to the previous year and the payout ratio was 56%. The dividend was paid in one disbursement as of April 28, 2006.

In addition to the amount paid by Grupo Modelo, Diblo declared a cash dividend to Anheuser-Busch of 1,230 million pesos on its 23.25% participation in that company. Therefore, Grupo Modelo's consolidated cash and short-term investments were reduced by 5,295 million pesos in April, 2006.

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of March 31, 2006 and 2005

Market	I-06	%	I-05	%	Var. (%)
Domestic	7.487	66.8	7.042	69.6	**6.3**
Export	3.714	33.2	3.083	30.4	**20.5**
Total	**11.201**	**100.0**	**10.125**	**100.0**	**10.6**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Income Statement for the First Quarter 2006 and 2005
Figures expressed in millions of constant Mexican pesos as of March 31, 2006

	I-06	%	I-05	%	Var. %
Domestic Sales	7,320	58.8%	6,690	60.1%	9.4%
Export Sales	3,654	29.3%	3,183	28.6%	14.8%
Other Income	1,480	11.9%	1,251	11.2%	18.3%
Total Net Sales	**12,454**	**100.0%**	**11,124**	**100.0%**	**12.0%**
Cost of Goods Sold	5,630	45.2%	4,950	44.5%	13.7%
Gross Profit	**6,824**	**54.8%**	**6,174**	**55.5%**	**10.5%**
Operating Expenses	3,226	25.9%	3,045	27.4%	5.9%
Operating Income	**3,598**	**28.9%**	**3,129**	**28.1%**	**15.0%**
Integral Cost of Financing	-177	-1.4%	-227	-2.0%	-22.0%
Other Expense (Income) – Net	63	0.5%	-62	-0.6%	-201.6%
Profit Before Tax & Profit Sharing	**3,712**	**29.8%**	**3,418**	**30.7%**	**8.6%**
Income Tax	1,159	9.3%	1,161	10.4%	-0.2%
Deferred Income Tax	-161	-1.3%	6	0.1%	-2783.3%
Profit Sharing	246	2.0%	237	2.1%	3.8%
Deferred Profit Sharing	-8	-0.1%	-37	-0.3%	-78.4%
Consolidated Net Income	**2,476**	**19.9%**	**2,051**	**18.4%**	**20.7%**
Net Majority Income	**1,898**	**15.2%**	**1,574**	**14.1%**	**20.6%**
Depreciation	683	5.5%	586	5.3%	16.6%
Equity Income of Associates (COGS)	135	1.1%	85	0.8%	58.8%
EBITDA	**4,146**	**33.3%**	**3,630**	**32.6%**	**14.2%**

Grupo Modelo S.A. de C.V. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2006 and 2005
Figures expressed in millions of constant Mexican pesos as of March 31, 2006

	2006	2005	% Var
Cash & Marketable Securities	20,681	18,102	14.2%
Total Current Assets	**31,690**	**27,899**	**13.6%**
Non - Current Assets	52,295	51,065	2.1%
Total Assets	**83,985**	**78,964**	**6.4%**
Current Liabilities	4,913	5,041	-2.5%
Long Term Debt	0	0	N/A
Deferred Liabilities	7,746	8,454	-10.0%
Total Liabilities	**12,659**	**13,495**	**-7.2%**
Minority Stockholders' Equity	16,495	15,171	8.7%
Majority Stockholders' Equity	54,830	50,298	9.0%
Total Liabilities and Stockholders' Equity	**83,985**	**78,964**	**6.2%**

Highlights
Quarter

	I-06	I-05	Var. %
Price/Hl Domestic (pesos)*	977.74	949.97	2.9%
Price/Hl Exports (pesos)*	983.87	1032.4	-4.7%
Price/Hl Exports (dlls.)	92.49	89.33	3.5%
Cost of Goods Sold/Hl Total (pesos)*	502.68	488.91	2.8%
Operating Expenses/Hl Dom. (pesos)*	430.86	432.43	-0.4%
Operating Expenses/Hl Total (pesos)*	287.99	300.78	-4.3%
Export Revenues (million dlls.)	343.50	275.37	24.7%

Figures in constant Mexican pesos as of March 31, 2006

Grupo Modelo, founded in 1925, is the leader in the production and marketing of beer in Mexico with 62.8% total market share (including domestic and export markets) as of December 31, 2005. It has seven brewing plants in the country, with a total annual installed capacity of 52.0 million hectoliters. Currently, it brews and distributes eleven brands; Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico, Negra Modelo, among others. It exports five brands with presence in more than 150 countries and is the exclusive importer of Anheuser-Busch's products in Mexico, including the brands Budweiser and Bud Light. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC.

Investor Relations
Eduardo Zamarripa (5255) 5283-3600 x.2860 Fax (5255) 5280-6718
Begoña Orgambide (5255) 5283-3600 x.2874

e-mail: **ir@gmodelo.com.mx** Internet: www.gmodelo.com

TRANSLATION FOR INFORMATION
PURPOSES ONLY

RECEIVED
2006 MAY 17 P 4:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[GRUPO MODELO, S.A de C.V.]
[Letterhead]

Mexican Stock Exchange (*Bolsa Mexicana de Valores, S.A. de C.V.*)
Subdirección de Administración de Emisoras
Paseo de la Reforma No. 255 Mezzanine
Col. Cuauhtémoc
06500 México, City

The undersigned, Jorge Siegrist Prado, Secretary of the Board of Directors of Grupo Modelo, S.A. de C.V., in compliance with Paragraph 4-I of Article 33 of the Circular Unica, I hereby certify that the following Corporate Books of Grupo Modelo, S.A. de C.V. are up to date, regarding the existing information.

I. Shareholder's Meeting Minutes Book;
II. Board of Directors' Meeting Minutes Book:
III. Shares Registry Book; and
IV. Capital Variation Book.

This letter is issued for all applicable legal purposes.

Mexico, Federal District, April 21, 2006.

[*Illegible Signature*]

Jorge Siegrist Prado,
Secretary of the Board of Directors.

TRANSLATION FOR INFORMATION
PURPOSES ONLY

SUMMARY OF THE DECISIONS MADE IN THE ORDINARY GENERAL SHAREHOLDERS MEETING OF GRUPO MODELO, S.A. DE C.V. HELD APRIL 24, 2006

RECEIVED
2006 MAY 17 P 4: 15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AGENDA

I. Board of Directors' Report for the year ended December 31, 2005 pursuant to Article 172 of the General Law of Business Corporations and Partnerships, including the financial statements of the Company, the Auditors' Report, and the report from the Auditing Committee. Resolutions in this respect.

II. Proposed use of earnings, including payment of cash dividend. Resolutions in this respect.

III. Remuneration for Board of Directors members, as well as the regular and alternate Statutory Auditors, the Secretary and the Assistant Secretary of the Company. Resolution in this respect.

IV. Appointment or ratification, whichever is the case, of the individuals to sit on the Company's Board of Directors; appointment or ratification, whichever is the case, of the regular and alternate Statutory Auditors and of the Secretary and Assistant Secretary of the Company. Resolutions in this respect.

V. Appointment or ratification, whichever is the case, of the members of the Company's Executive Committee. Resolutions in this respect.

VI. Designation of delegates to carry out the resolutions made by this Meeting, and if required, to formalize them appropriately.

RESOLUTIONS

"1.- The report presented in compliance with Article 172 of the General Law of Business Corporations and Partnerships by the Board of Directors to the ordinary general shareholders meeting of Grupo Modelo, S.A. de C.V. related to the Company's operations during the company year ended December 31, 2005 is deemed given and approved as written. A copy of said report is to be added to the file of the minutes of this meeting."

"2.- The report of the Auditing Committee, formed by Emilio Carrillo Gamboa, Claus von Wobeser Hoepfner and Joaquín Sordo Barba, as well as the certifications rendered by the Statutory Auditors, Miguel Ortiz Aguilar and Carlos Méndez Rodríguez, both public accountants, related to the financial statements of Grupo Modelo, S.A. de C.V. on December 31, 2005, are deemed filed and approved as written. A copy of said report and certifications is to be added to the file of the minutes of this meeting."

"3.- All parts of the financial statements of Grupo Modelo, S.A. de C.V. to December 31, 2005 are deemed filed and approved. A copy of said financial statements is to be added to the file of the minutes of this meeting."

"4.- By virtue of the preceding resolutions, the Board of Directors' management during the annual period concluded December 31, 2005 is approved."

"5.- By virtue of the approval of the financial statements for the annual period ended December 31, 2005, it is certified that the following amounts are at the disposal of the meeting: the balance of the clear profits of previous years in the amount of $32,310,676,695.58 MXP (Thirty-two billion, three hundred and ten million, six hundred and seventy-six thousand, six hundred and ninety-five Mexican Pesos and 58/100); and the clear profit of the annual period concluded December 31, 2005 in the amount of $7,291,275,156.24 MXP (Seven billion two hundred and ninety-one million two hundred and seventy-five thousand one hundred and fifty-six Mexican Pesos and 24/100), that is, the total amount of $39,601,951,851.82 MXP (Thirty-nine billion six hundred and one million nine hundred and fifty-one thousand eight hundred and fifty-one Mexican Pesos and 82/100) and, in this respect the following use of earnings is approved:

a) The amount of $364,563,758.00 MXP (Three hundred and sixty-four million five hundred and seventy-three thousand seven hundred and fifty-eight Mexican

Pesos and 00/100) equal to 5% of the clear profit of the 2005 annual period, is applied to the Company's legal reserve.

b) The maximum amount of funds that can be used for stock buyback is set at $642,823,984.00 MXP (Six hundred and forty-two million eight hundred and twenty-three thousand nine hundred and eighty-four Mexican Pesos).

c) It is decided to distribute the amount of $4,064,699,540.00 MXP (Four billion sixty-four million six hundred and ninety-nine thousand five hundred and forty Mexican Pesos and 00/100) from the balance of the undivided clear profit among the holders of common stock equity, as cash dividend originating from the balance of the reinvested net fiscal gain account and the net fiscal gain account, at the rate of $1.25 (One peso and twenty-five cents) for each one of the 3,251,759,632 full-paid and issued shares, payable in full in one single payment as from April 28, 2006, against delivery of coupon No. 14 of the stock certificates."

"6.- It is decided to pay to the regular and alternate members of the Board of Directors, of the Auditing Committee, of the Executive Committee, to the Statutory Auditors, Secretary and Assistant Secretary of the of the Company, as remuneration for performing their office, the cash amount of $30,000.00 MXP (Thirty thousand Mexican Pesos and 00/100) for their attendance at each Board or Committee session involved, subject to the payments referred to the legally warranted tax withholding."

"7.- In accordance with the decision by the holder of all the "A" Series shares, Antonino Fernández Rodríguez, Carlos Fernández González, Ma.Asunción Aramburuzabala Larregui, Valentín Díez Morodo, Emilio Carrillo Gamboa, Alfonso De Angoitia Noriega, Luis Fernando Gerardo De la Calle Pardo, Luis Javier González Cimadevilla, Pablo González Díez and Jaime Serra Puche are designated regular board members of the "A" Series. Mario Álvarez Yates, Alfonso Cervantes Riba, Fernando Del Castillo Elorza, Lucrecia Aramburuzabala Larregui de Fernández, Laurentino García González, Cesáreo González Díez, Luis Manuel Sánchez Carlos, Juan Sánchez-Navarro Redo, Joaquín Sordo Barba and Luis Gerardo Sordo Sordo are designated alternate board members of the "A" Series."

"8.- In accordance with the decision by the holder of all the "B" Series shares, August A. Busch III, Mark Bobak, Juan Enrique Cintron Patterson, James Jones, Ann Richards, Thomas W. Santel, Pedro Soares, Alejandro Strauch and Claus von Wobeser Hoepfner are designated regular board members of the "B" Series. August A. Busch IV, Randy Baker, Steve Burrows, John Kelly, William J. Kimmins, John Purnell, Gary Rutledge, Patrick Stokes and María Teresa Cintron Swiental are designated alternate board members of the "B" Series."

"9.- By virtue of the preceding resolutions, it is expressly established that the Company's Board of Directors is formed by the following individuals:

BOARD OF DIRECTORS

"A" SERIES MEMBERS

Regular	**Alternate**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Luis Fernando Gerardo De la Calle Pardo	Mario Álvarez Yates
Carlos Fernández González	Laurentino García González
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Valentín Díez Morodo	Alfonso Cervantes Riba
Emilio Carrillo Gamboa	Luis Gerardo Sordo Sordo
Alfonso De Angoitia Noriega	Joaquín Sordo Barba
Luis Javier González Cimadevilla	Juan Sánchez-Navarro Redo
Pablo González Díez	Cesáreo González Díez
Jaime Serra Puche	Fernando Del Castillo Elorza

"B" SERIES MEMBERS

Regular	**Alternate**
August A. Busch III	August A. Busch IV
Mark Bobak	Randy Baker
James Jones	Steve Burrows
Juan Enrique Cintron Patterson	Maria Teresa Cintron Swiental
Ann Richards	John F. Kelly
Thomas W. Santel	Willian J. Kimmins
Pedro Soares	John Purnell
Alejandro Strauch	Gary Rutledge
Claus von Wobeser Hepfner	Patrick Stokes"

"10.- In accordance with the decision by the holder of the "A" Series shares, the regular members may be substituted only by the alternate members designated for said seriesin the following manner: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Luis Fernando Gerardo De la Calle Pardo by Mario Álvarez Yates; Carlos Fernández González by Laurentino García González; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; Valentín Díez Morodo by Alfonso Cervantes Riba; Emilio Carrillo Gamboa by Luis Gerardo Sordo Sordo; Luis Javier González Cimadevilla by Juan Sánchez-Navarro Redo; Pablo González Díez by Cesáreo González Díez ; Alfonso De Angoitia Noriega by Joaquín Sordo Barba; and Jaime Serra Puche by Fernando del Castillo Elorza."

"11.- In accordance with the decision by the holder of the "B" Series shares, the following rules related to substitution of regular Board of Directors members designated by the "B" Series are approved:

a) The regular members August A. Busch III, Mark Bobak, Thomas W. Santel, Pedro Soares and Alejandro Strauch, may be substituted when they are absent, by any of the alternate members August A. Busch IV, Randy Baker, Steve Burrows, John Kelly, William J. Kimmins, Gary Rutledge and Patrick Stokes indistinctly.

b) The independent regular members Juan Enrique Cintron Patterson, James Jones, Ann Richards and Claus von Wobeser Hepfner may be substituted when they are absent, by the independent alternate members John Purnell and María Teresa Cintron Swiental."

"12.- Antonino Fernández Rodríguez is ratified as Lifetime Honorary Chairman of the Board of Directors."

"13.- Carlos Fernández González is ratified in the office of Chairman of the Board of Directors."

"14.- María Asunción Aramburuzabala Larregui is ratified in the office of Vice Chairman of the Board of Directors."

"15.- Margarita Hugues Vélez is designated to the office of Secretary of the Board of Directors, and as Assistant Secretary, Abdón H. Hernández Martínez."

"16.- In accordance with the decision by the holder of all the shares of the "A" Series, Miguel Ortiz Aguilar and Rafael Maya Urosa are ratified in their offices as Regular Statutory Auditor and Alternate respectively."

"17.- In accordance with the decision by the holder of all the shares of the "B" Series, Carlos Méndez Rodríguez and Luis Antonio Martínez Gómez are ratified in their offices as Regular Statutory Auditor and Alternate respectively of the "B" Series."

"18.- In accordance with the decision by the holder of all the shares of the "A" Series, Antonino Fernández Rodríguez, Carlos Fernández González, Ma. Asunción Aramburuzabala Larregui, Mario Álvarez Yates and Juan Sánchez-Navarro Redo are designated regular members of the "A" Series Executive Committee, and as alternate "A" Series members, Lucrecia Aramburuzabala Larregui de Fernández, Cesáreo González Díez, Pablo González Díez, Luis Manuel Sánchez Carlos and Joaquín Sordo Barba."

"19.- In accordance with the decision by the holder of all the shares of the "B" Series, Steve Burrows, Thomas W. Santel, Pedro Soares and Claus von Wobeser Hoepfner are designated regular members of the "B" Series Executive Committee, and as alternate "B" Series members, Randy Baker, Juan Enrique Cintron Patterson, John Kelly and Alejandro Strauch."

"20.- By virtue of the foregoing, it is expressly established that the Company's Executive Committee is formed by the following individuals:

EXECUTIVE COMMITTEE

"A" SERIES MEMBERS

Regular	**Alternate**
Antonino Fernández Rodríguez	Luis Manuel Sánchez Carlos
Carlos Fernández González	Pablo González Díez
María Asunción Aramburuzabala Larregui	Lucrecia Aramburuzabala Larregui
Mario Álvarez Yates	Joaquín Sordo Barba
Juan Sánchez-Navarro Redo	Cesáreo González Díez

"B" SERIES MEMBERS

Regular	**Alternate**
Steve Burrows	Randy Baker
Thomas W. Santel	Juan Enrique Cintron Patterson
Pedro Soares	John Kelly
Claus von Wobeser Hoepfner	Alejandro Strauch."

"21.- In accordance with the decision by the holder of the "A" Series shares, the regular members may be substituted only by the alternate members designated for said series in the following manner: Antonino Fernández Rodríguez by Luis Manuel Sánchez Carlos; Carlos Fernández González by Pablo González Díez; María Asunción Aramburuzabala Larregui by Lucrecia Aramburuzabala Larregui de Fernández; Mario Álvarez Yates by Joaquín Sordo Barba; and Juan Sánchez-Navarro Redo by Cesáreo González Díez."

"22.- In accordance with the decision by the holder of the "B" Series shares, any alternate member of the Executive Committee designated by said "B" Series may substitute indistinctly any regular member designated for said "B" Series in the event of absence. "

"23.- Antonino Fernández Rodríguez, Carlos Fernández González and Margarita Hugues Velez are designated Special Delegates of this meeting, in order that any thereof, individually and indistinctly, may if necessary: a) appear before the Notary Public of his choice to formalize all or part of the minutes of this meeting; b) by him/herself or through the person he designates, record in the Commercial Section of the Public Property and Commercial Registry, the corresponding true copy that has been recorded in the notary's register; and c) issue certifications of these minutes or of any of the parts hereof that may be necessary."